Exhibit 99.1

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and six months ended June 30, 2015 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of July 29, 2015.
SECOND QUARTER HIGHLIGHTS

•
On June 30, 2015, the Company announced the closing of a secondary offering of the shares in Tahoe Resources Inc. ("Tahoe") for gross proceeds of C$998 million ($800 million). Upon disposition, the Company recognized a gain of $252 million, net of taxes and transaction costs.

•	On June 11, 2015, the Company announced that it had increased its credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions.

•
On June 5, 2015, Goldcorp was named one of Canada's 50 Most Socially Responsible Corporations by Sustainalytics, an independent provider of environmental, social and governance research to institutional investors and financial institutions around the world. The annual list recognizes companies with an outstanding commitment to social and environmental responsibility.

•
On May 19, 2015, the Company announced it had for the second consecutive time been named to the semi-annual re-ranking of the NASDAQ OMX CRD Global Sustainability Index. This listing ranks Goldcorp as one of the top 100 companies in the world for its sustainability reporting and performance.

•	Key consolidated financial information:

◦	Revenues of $1,188 million, compared with revenues of $884 million in 2014.

◦	Net earnings attributable to shareholders of Goldcorp, including discontinued operations, of $392 million ($0.47 per share), compared with $181 million ($0.22 per share) in 2014.

◦	Operating cash flows, including discontinued operations, of $528 million, compared with $275 million in 2014.

◦	Dividends paid of $124 million, compared to $122 million in 2014.

◦	$3.2 billion of liquidity. (1)

◦	Dividend per share reduced 60% to $0.02 per month, effective August 1, 2015.

•	Key performance measures: (2)

◦	Goldcorp’s share of gold production increased to 908,000 ounces, compared with 648,700 ounces in 2014. Goldcorp's share of gold sales was 903,000 ounces, compared with 639,500 ounces in 2014.

◦
Total cash costs of $547 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $470 per gold ounce in 2014. On a co-product basis, cash costs of $656 per gold ounce, compared with $643 per gold ounce in 2014. (3)

◦	All-in sustaining costs of $846 per gold ounce, compared with $852 per gold ounce in 2014. All-in costs of $1,028 per gold ounce, compared with $1,486 per gold ounce in 2014. (4)

◦	Adjusted net earnings of $65 million ($0.08 per share), compared with $164 million ($0.20 per share) in 2014. (5)

◦	Goldcorp’s share of adjusted operating cash flows of $358 million, compared to $376 million in 2014. (6)

◦	Goldcorp achieved positive free cash flows of $174 million, compared to negative free cash flows of $(240) million in 2014. (7)

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(in United States dollars, tabular amounts in millions, except where noted)

(1)	At June 30, 2015, the Company held $940 million of cash and cash equivalents, money market investments of $54 million and had $2.2 billion undrawn on its $3 billion revolving credit facility.

(2)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operation, and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by-product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2015	2014	2013
Gold	$1,200	$1,200	$1,600
Silver	18	20	30
Copper	3.00	3.00	3.50
Lead	0.95	1.00	0.90
Zinc	1.00	0.90	0.90
If silver, lead and zinc for Peñasquito, silver for Marlin, Cerro Negro and Pueblo Viejo, and copper for Alumbrera and Pueblo Viejo were treated as co-products, Goldcorp's share of total co-product cash costs, including discontinued operations, for the three months ended June 30, 2015, would be $656 per ounce of gold, $8.24 per ounce of silver, $4.20 per pound of copper, $0.64 per pound of zinc, and $0.59 per pound of lead (June 30, 2014 – $643 per ounce of gold, $9.85 per ounce of silver, $2.56 per pound of copper, $0.70 per pound of zinc and $0.92 per pound of lead).
Using actual realized sales prices, co-product total cash costs, including discontinued operations, would be $664 per gold ounce for the three months ended June 30, 2015 (June 30, 2014 – $649). Refer to page 38 for a reconciliation of total cash costs to reported production costs.

(4)
All-in sustaining costs and all-in costs are non-GAAP performance measures that the Company believes more fully define the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. The Company's all-in sustaining and all-in cost definitions conform to the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies. Refer to page 39 for a reconciliation of all-in sustaining costs.

(5)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(6)
Adjusted operating cash flows is a non-GAAP performance measure which comprises Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)
Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cashflows. Accordingly, it is intended to provide

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(in United States dollars, tabular amounts in millions, except where noted)

additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 42 for a reconciliation of free cash flows to reported net cash provided by operating activities.

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(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW
Goldcorp is a leading gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At June 30, 2015, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine, Musselwhite and Éléonore gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos gold mine in Mexico; the Marlin gold/silver mine in Guatemala; the Cerro Negro gold/silver mine and the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Cerro Negro gold/silver mine and the Éléonore gold mine achieved commercial production effective January 1, 2015 and April 1, 2015, respectively.
On March 13, 2015, the Company acquired 100% of the outstanding shares of Probe Mines Ltd. ("Probe"), which owns the Borden gold project in Canada. The Company’s significant development projects at June 30, 2015 included the Borden and Cochenour gold projects in Canada; the Camino Rojo gold/silver project in Mexico; and the El Morro gold/copper project (70.0% interest) in Chile.
On June 30, 2015, the Company disposed of its 25.9% equity interest in Tahoe Resources Inc. ("Tahoe") which was previously recognized as an investment in an associate.
The Wharf and Marigold gold mines in the United States were sold on February 20, 2015 and April 4, 2014, respectively, and have been classified as discontinued operations for the three and six months ended June 30, 2015 and 2014.
The Company realized an average gold price of $1,189 per ounce during the second quarter of 2015 compared to $1,217 per ounce during the first quarter of 2015. The decrease in the realized average gold price was a result of ongoing negative sentiment in the market concerning the impact of an expected interest rate hike by the Federal Reserve before year end. The gold price traded between $1,165 and $1,225 per ounce during the second quarter of 2015; closing at the lower end of the range. Also impacting prices for the metal during the second quarter was lower physical demand from both India and China, as a result of lower than expected monsoon rains, and instability in the Chinese share market, respectively.
Gold production for the second quarter of 2015 was 908,000 ounces, an increase of 183,200 ounces, or 25%, from the first quarter of 2015. Gold production for 2015 is expected to be weighted to the second half of the year due primarily to the new mine ramp-ups and the planned mine sequence at Peñasquito. Record production of 298,000 gold ounces was achieved at Peñasquito, a 142,400 ounce, or 92%, increase compared to the first quarter, due to higher sulphide grades as a result of an 18.5% positive model reconciliation realized from mining in Phase 5C in the heart of the deposit. Cerro Negro and Éléonore increased production by 38,700 gold ounces and 11,300 ounces, respectively, as both mines continued to ramp up operations.
Éléonore focused on water effluent quality, stoping productivity and grade variability over the second quarter of 2015. During the quarter Éléonore resolved the remaining issues relating to the water effluent quality and continued to improve stoping productivity and mining flexibility. The ore grade variability is now within expectations based on the additional studies that have been performed.
At Cochenour, intersected gold grades remain consistent with expectations, however recent drill data and newly discovered mineralized zones indicate a change in orientation of a portion of the veins compared to the existing model. Additional advanced exploration and analysis is required to support final mine planning and infrastructure. Processing of mill feed from the first test stopes is expected in the fourth quarter of 2015.
All-in sustaining costs of $846 per ounce for the second quarter of 2015 decreased 4% from $885 per ounce for the first quarter of 2015 due to higher gold sales volumes, primarily as a result of the record production at Peñasquito in the second quarter and Éléonore achieving commercial production on April 1, 2015, partially offset by increased production costs as Éléonore and Cerro Negro continue to ramp up.
Goldcorp achieved positive free cash flow of $174 million for the second quarter of 2015 as compared to negative cash flow of $360 million in the first quarter. With the completion of a major capital spending campaign as Cerro Negro and Éléonore achieved commercial production in 2015, free cash flows increased in the second quarter as cash flows from operations were positively impacted with the ramp up of these operations and record production from Peñasquito. Additionally, the Company's expenditures and deposits on mining interests decreased by $80 million, or 20%, compared to the first quarter following completion of the project expenditures at Éléonore and Cerro Negro.

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(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENTS
Sale of Tahoe:
On June 30, 2015, the Company completed its divestiture of its 25.9% investment in Tahoe following completion of a secondary offering. A total of 58,051,692 Tahoe common shares beneficially held by Goldcorp were sold at an offering price of C$17.20 per share for gross proceeds of approximately C$998 million ($800 million).
Extension of Credit Facility:
On June 11, 2015, the Company announced that it had increased its credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. The unsecured, floating-rate facility bears interest at LIBOR plus 120 points when drawn, based on Goldcorp's current BBB+ rating, and is intended to be used for liquidity and general corporate purposes.
Sale of the South Arturo Mine Project:
On June 2, 2015, the Company completed the sale of its 40% interest in the South Arturo Mine Project in Nevada. The Company received cash consideration of $20 million and a further 5% interest in the Rahill-Bonaza Joint Venture in Red Lake. Concurrent with the divestiture, the Company completed a private placement with Premier in the amount of C$13 million ($10 million).
Sustainability Reporting:
On June 5, 2015, Goldcorp was named one of Canada's 50 Most Socially Responsible Corporations by Sustainalytics, an independent provider of environmental, social and governance research to institutional investors and financial institutions around the world. The annual list recognizes companies with an outstanding commitment to social and environmental responsibility.
On May 19, 2015, the Company announced it had for the second consecutive time been named to the semi-annual re-ranking of the NASDAQ OMX CRD Global Sustainability Index. This listing ranks Goldcorp as one of the top 100 companies in the world for its sustainability reporting and performance. Goldcorp was recognized for taking a leadership role in disclosing its carbon footprint, energy usage, water consumption, hazardous and non-hazardous waste, employee safety, workforce diversity, management composition and community investing.
Board Appointment:
On May 1, 2015, the Company announced the appointment of Ms. Margot Franssen as a director of the Company. Ms. Franssen is the founder and past–president of The Body Shop Canada. In 2002, Ms. Franssen was appointed an Officer of the Order of Canada, and she has received the Outstanding Achievement in the Advancement of Women Award from the United Nations Development Fund UNIFEM. Ms Franssen has an honourary Doctor of Humane Letters 1995 and an honourary Doctor of Laws, Honoris Causa 1994. She has been named one of the Top 25 Most Influential Women in Canada, and one of the 21 Leaders of the 21st Century, among many other prestigious honours.
Ms. Franssen has served on many boards including CIBC, Women's College Hospital and York University, is a founding Board Member of Women Moving Millions, a community devoted to raising million dollar gifts from women for women and girls, and has recently served as the Co-Chair of the National Task Force on Sex Trafficking of Canadian Girls in Canada. She received an undergraduate degree from York University and is a fellow of Ryerson Polytechnic University.

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(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (2)(3)

	June 30		March 31		December 31		September 30
Consolidated financial information	2015	2014	2015	2014	2014	2013	2014	2013
Revenues (1)(2)	$1,188	$884	$1,017	$878	$835	$956	$839	$871
Earnings (loss) from operations and associates	$106	$207	$41	$201	$(2,988)	$(124)	$53	$(7)
Net earnings (loss) from continuing operations (2)	$398	$194	$(139)	$89	$(2,403)	$(1,001)	$(48)	$(3)
Net (loss) earnings from discontinued operations	$(6)	$(11)	$52	$9	$7	$(88)	$4	$8
Net earnings (loss)	$392	$183	$(87)	$98	$(2,396)	$(1,089)	$(44)	$5
Net earnings (loss) attributable to shareholders of Goldcorp	$392	$181	$(87)	$98	$(2,396)	$(1,089)	$(44)	$5
Net earnings (loss) from continuing operations per share (2)(3)
– Basic	$0.48	$0.24	$(0.17)	$0.11	$(2.95)	$(1.23)	$(0.06)	$—
– Diluted	$0.48	$0.23	$(0.17)	$0.11	$(2.95)	$(1.23)	$(0.06)	$—
Net earnings (loss) per share
– Basic	$0.47	$0.22	$(0.11)	$0.12	$(2.94)	$(1.34)	$(0.05)	$0.01
– Diluted	$0.47	$0.22	$(0.11)	$0.12	$(2.94)	$(1.34)	$(0.05)	$—
Cash flows from operating activities of continuing operations (1)(2)	$528	$266	$51	$263	$265	$296	$188	$256
Cash flows from operating activities including discontinued operations (1)(2)	$528	$275	$58	$273	$274	$307	$192	$274
Dividends paid	$124	$122	$122	$122	$122	$121	$122	$122
Cash and cash equivalents	$940	$1,220	$365	$1,001	$482	$625	$376	$972

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(in United States dollars, tabular amounts in millions, except where noted)

	June 30		March 31		December 31		September 30
Key performance measures (3)	2015	2014	2015	2014	2014	2013	2014	2013
Gold produced (ounces) (2)	908,000	633,700	713,400	643,100	865,000	730,000	635,500	595,200
Gold sold (ounces) (1)(2)	903,000	624,000	812,200	648,700	681,100	687,200	627,000	608,500
Silver produced (thousands of ounces)	10,400	9,000	8,500	9,600	10,400	9,800	7,800	7,700
Copper produced (thousands of pounds)	8,600	19,300	9,200	21,500	27,200	28,800	16,800	21,400
Lead produced (thousands of pounds)	47,500	38,600	36,700	49,500	27,200	53,600	37,000	41,000
Zinc produced (thousands of pounds)	105,500	91,900	82,500	87,900	68,900	80,900	81,000	76,300
Average realized gold price (per ounce)	$1,189	$1,296	$1,217	$1,297	$1,203	$1,254	$1,265	$1,341
Average London spot gold price(per ounce)	$1,193	$1,289	$1,219	$1,294	$1,201	$1,272	$1,282	$1,327
Total cash costs – by-product (per gold ounce) (4)	$547	$464	$577	$483	$582	$437	$590	$523
Total cash costs – co-product (per gold ounce) (5)	$656	$641	$664	$655	$665	$625	$678	$688
All-in sustaining costs (per gold ounce)	$846	$853	$880	$828	$1,043	$784	$1,067	$969
All-in costs (per gold ounce)	$1,028	$1,503	$1,212	$1,421	$1,571	$1,339	$1,577	$1,594
Adjusted net earnings	$65	$154	$9	$200	$48	$76	$66	$182
Adjusted operating cash flow	$358	$369	$363	$272	$329	$428	$392	$358
Free cash flow	$174	$(248)	$(366)	$(172)	$(249)	$(354)	$(357)	$(247)
Including discontinued operations (2)
Gold produced (ounces)	908,000	648,700	724,800	679,900	890,900	768,900	651,700	637,100
Gold sold (ounces)	903,000	639,500	827,500	684,000	707,900	725,700	641,400	652,100
Total cash costs – by-product (per gold ounce) (4)	$547	$470	$585	$507	$589	$467	$597	$551
Total cash costs – co-product (per gold ounce) (5)	$656	$643	$670	$673	$669	$645	$682	$706
All-in sustaining costs (per gold ounce)	$846	$852	$885	$840	$1,035	$810	$1,066	$995
All-in costs (per gold ounce)	$1,028	$1,486	$1,210	$1,403	$1,544	$1,336	$1,566	$1,579
Adjusted net earnings	$65	$164	$12	$209	$55	$74	$70	$190
Adjusted operating cash flow	$358	$376	$366	$281	$337	$439	$399	$374
Free cash flow	$174	$(240)	$(360)	$(165)	$(241)	$(351)	$(355)	$(246)

(1)
Excludes pre-commissioning sales ounces from Cerro Negro, prior to January 1, 2015, and Éléonore, prior to April 1, 2015, as costs incurred, net of proceeds from sales, were recognized against capitalized project costs.

(2)
Wharf was classified as a discontinued operation for the three months ended March 31, 2015 and June 30, 2015. The 2014 and 2013 comparative information has been re-presented in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations. In addition, the Company's 66.7% interest in Marigold, the sale of which was completed on April 4, 2014, was classified as a discontinued operation for the 2014 and 2013 comparative periods.

(3)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(4)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera and Pueblo Viejo; by-product silver sales revenues for Marlin, Cerro Negro and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.07 per silver ounce (2014 – $4.05 per silver ounce) sold to Silver Wheaton Corp ("Silver Wheaton")).

(5)
Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead and zinc); and Cerro Negro (silver)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

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(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION
Three Months Ended June 30, 2015 compared to the three months ended June 30, 2014
Net earnings attributable to shareholders of Goldcorp for the second quarter of 2015 was $392 million, or $0.47 per share, compared to net earnings attributable to shareholders of Goldcorp of $181 million, or $0.22 per share, for the second quarter of 2014. Compared to the second quarter of 2014, the net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2015 was impacted by the following factors:

•
Revenues increased by $304 million, or 34%, due to a $304 million increase in gold revenues as a result of higher gold sales volumes, primarily due to Cerro Negro and Éléonore achieving commercial production in 2015, resulting in all proceeds from sales being recognized as revenues, and record production at Peñasquito in the second quarter of 2015. The positive impact of increased gold sales volumes was partially offset by lower realized gold prices;

•
Production costs increased by $146 million, or 30%, primarily due to Cerro Negro and Éléonore achieving commercial production on January 1, 2015 and April 1, 2015, respectively. Excluding the impact of those mines, production costs decreased by $23 million due to El Sauzal entering reclamation in 2015, a $17 million decrease in reclamation and closure costs at the Company's inactive and closed sites, and the favourable impact of the strengthening US dollar;

•
Depreciation and depletion increased by $178 million, or 100%, due to Cerro Negro and Éléonore achieving commercial production, a higher depletion rate at Marlin resulting from a reduction of proven and probable gold reserves due to the impact of the 10% mining royalty effective January 1, 2015, new assets put into service at Peñasquito and higher sales volumes;

•	An $8 million increase in exploration expense, primarily arising from drilling focused on HG Young at Red Lake;

•
The Company’s share of net losses of associates of $19 million for the second quarter of 2015 was primarily comprised of net losses of $8 million and $7 million from Pueblo Viejo and Alumbrera, respectively. The Company's share of net losses from Pueblo Viejo was impacted by a $15 million, after tax, impairment expense recognized on certain power assets. In the second quarter of 2014, the Company's share of net earnings from associates was $60 million, comprised of $45 million and $6 million from Pueblo Viejo and Alumbrera, respectively, and $9 million of net earnings from the Company's investment in Tahoe;

•
Corporate administration, excluding share-based compensation expense, was $38 million, a $5 million decrease as compared to the second quarter of 2014, primarily due to the favourable impact of the weakening Canadian dollar. Share-based compensation expense was $15 million for the second quarter of 2015, a decrease of $1 million compared to the second quarter of 2014 primarily due to a decrease in value of the Company's performance share units ("PSUs") and phantom share units;

•
An $8 million gain on derivatives in the second quarter of 2015 comprised of net gains on foreign currency, heating oil and commodity contracts. In the second quarter of 2014, an $11 million net gain on derivatives was comprised of a $9 million net gain on foreign currency, heating oil and commodity contracts; a $1 million unrealized gain on the conversion feature of the $863 million convertible senior notes which were repaid upon maturity during the third quarter of 2014; and a $1 million net gain on the Company's contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ended August 5, 2014;

•	A $99 million gain ($95 million, net of tax) on dilution of the Company's investment in Tahoe to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto Mining Ltd ("Rio Alto");

•
A $315 million gain on disposition of mining interests in the second quarter of 2015 arising on the disposition of the Company's remaining 25.9% investment in Tahoe on June 30, 2015 for a total gain of $299 million ($252 million, net of tax), and the sale of the Arturo project for which the Company recognized a gain of $16 million ($11 million, net of tax);

•
Finance costs increased by $32 million primarily due to interest expense on the Company's borrowings that is no longer eligible for capitalization as a result of commercial production being achieved at Cerro Negro and Éléonore;

•
Other income increased by $3 million for the second quarter of 2015 and included interest income arising on the Company's cash and cash equivalent and loans held with Pueblo Viejo, insurance recoveries of $3 million and foreign exchange gains on accounts payable and debt denominated in Mexican and Argentine pesos, and Canadian dollars, partially offset by foreign exchange losses on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars;

•	Income tax expense for the three months ended June 30, 2015 totaled $90 million (three months ended June 30, 2014 – income tax expense of $13 million) and was primarily impacted by:

▪
A $22 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a

GOLDCORP  |  8

(in United States dollars, tabular amounts in millions, except where noted)

$24 million foreign exchange gain in the second quarter of 2014. The foreign exchange related deferred income tax impacts resulted from the weakening Mexican and Argentine Peso and the strengthening Canadian dollar (three months ended June 30, 2014 - strengthening Mexican peso and Canadian dollar, and weakening Argentine Peso);

▪	A $51 million deferred income tax expense arising on the disposition of Company’s investment in Tahoe in the second quarter of 2015; and

▪
A lower effective tax rate in the second quarter of 2015, after adjusting for the above noted items and the non-deductible share-based compensation expense. The second quarter of 2015 was favourably impacted by the elimination of the Ontario Resource Tax Credit and an increase in the tax deductible foreign exchanges losses on US dollar denominated debt in Argentina. These favourable impacts were partially offset by non-deductible net losses from associates for the second quarter of 2015, compared to non-taxable net income for the second quarter of 2014.

•
Net loss from discontinued operations of $6 million for the second quarter of 2015 comprised of a deferred tax impact arising on the disposition of Wharf which was sold on February 20, 2015. Net loss from discontinued operations for the second quarter of 2014 of $11 million was comprised of $19 million of net losses from the Company's 66.7% share of Marigold, which was sold on April 4, 2014, partially offset by $8 million of net earnings from Wharf.

Adjusted net earnings amounted to $65 million, or $0.08 per share (1), for the three months ended June 30, 2015, compared to $164 million, or $0.20 per share, for the second quarter of 2014. Compared to the second quarter of 2014, adjusted net earnings were impacted by higher production costs, increased depreciation and depletion expense and lower gold and silver realized prices, partially offset by higher sales volumes.
Total cash costs (by-product) increased to $547 per gold ounce (2), in the second quarter of 2015, as compared to $470 per gold ounce in the second quarter of 2014. The higher cash costs was primarily due to higher production costs following achievement of commercial production at Cerro Negro and Éléonore in 2015 and a decrease in by-product copper and silver sales credits due to lower copper sales volumes and lower silver realized prices, partially offset by higher gold sales volumes and the favourable impact of the strengthening US dollar.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 for a reconciliation of adjusted net earnings to reported net earnings (loss) attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 38 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  9

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS – Three months ended June 30, 2015 compared to the three months ended March 31, 2015
Net earnings attributable to shareholders of Goldcorp for the second quarter of 2015 was $392 million, or $0.47 per share, compared to a net loss attributable to shareholders of Goldcorp of $(87) million, or $(0.11) per share, for the first quarter of 2015. Compared to the prior quarter, the net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2015 was impacted by the following factors:

•
Revenues increased by $171 million, or 17%, due to a $158 million increase in gold revenues and a $19 million increase in lead and zinc revenues, net of refining charges, partially offset by a $5 million decrease in silver revenues. Gold, lead and zinc revenues increased due to higher sales volumes, primarily at Peñasquito, which saw record production during the second quarter, and Éléonore achieving commercial production on April 1, 2015;

•
Production costs increased by $20 million, or 3%, primarily due to Éléonore achieving commercial production, partially offset by the first quarter being negatively impacted by a $22 million expense arising from revisions to reclamation and closure cost estimates at the Company's inactive and closed mines, and the favourable foreign exchange effect of the strengthening US dollar;

•	Depreciation and depletion increased by $34 million, or 11%, primarily due to depreciation and depletion associated with Éléonore's first quarter of commercial production and higher sales volumes;

•
The Company’s share of net losses of associates of $19 million for the second quarter of 2015 was primarily comprised of net losses of $8 million and $7 million from Pueblo Viejo and Alumbrera, respectively. The Company's share of net losses from Pueblo Viejo was impacted by a $15 million, after tax, impairment expense recognized on certain power assets. The Company's share of net earnings from associates of $35 million in the prior quarter was comprised of net earnings of $28 million and $12 million from Pueblo Viejo and Tahoe, respectively, partially offset by a net loss from Alumbrera of $5 million;

•
An $8 million gain on derivatives for the second quarter of 2015 comprised of net gains on foreign currency, heating oil, and commodity contracts, compared to a $42 million loss on foreign currency, heating oil and commodity contracts in the first quarter of 2015;

•	A $99 million gain ($95 million, net of tax) on dilution of the Company's investment in Tahoe to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto;

•
A $315 million gain on disposition of mining interests in the second quarter of 2015 arising on the disposition of the Company's remaining 25.9% investment in Tahoe on June 30, 2015 for a total gain of $299 million ($252 million, net of tax), and the sale of the Arturo project for which the Company recognized a gain of $16 million ($11 million, net of tax);

•	Finance costs increased by $16 million primarily due to interest expense that is no longer eligible for capitalization as a result of Éléonore achieving commercial production;

•
Other income of $3 million for the second quarter of 2015 included interest income arising on the Company's cash and cash equivalent and loans held with Pueblo Viejo, insurance recoveries of $3 million and foreign exchange gains on accounts payable and debt denominated in Mexican and Argentine pesos, and Canadian dollars, partially offset by foreign exchange losses on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars. Other income of $18 million in the first quarter of 2015 was primarily comprised of a $15 million net foreign exchange gain driven by the weakening of the Canadian dollar and Mexican and Argentine peso.

•	Income tax expense for the three months ended June 30, 2015 totaled $90 million (three months ended March 31, 2015 – income tax expense of $129 million) and was primarily impacted by:

•
A $22 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $122 million foreign exchange loss in the first quarter of 2015. The foreign exchange related deferred income tax impacts resulted from the weakening Mexican and Argentine Peso and the strengthening Canadian dollar (three months ended March 31, 2015 - weakening Mexican peso, Argentine peso and Canadian dollar);

•	A $51 million deferred income tax expense arising on the disposition of Company’s investment in Tahoe in the second quarter of 2015; and

•
A lower effective tax rate compared to the first quarter of 2015 after adjusting for the above noted items and the non-deductible share-based compensation expense. The second quarter of 2015 was favourably impacted by the elimination of the Ontario Resource Tax Credit and lower non-deductible costs than incurred in the first quarter of 2015. These favourable impacts were partially offset by non-deductible net losses from associates for the second quarter of 2015, compared to non-taxable net income for the first quarter of 2015.

GOLDCORP  |  10

(in United States dollars, tabular amounts in millions, except where noted)

•
Net loss from discontinued operations of $6 million for the second quarter of 2015 comprised of a deferred tax impact arising on the disposition of Wharf which was sold on February 20, 2015. Net earnings from discontinued operations of $52 million for the first quarter of 2015 was comprised of the $49 million net gain on the sale of Wharf and $3 million of net earnings of Wharf until February 20, 2015, the date of disposition.

Adjusted net earnings amounted to $65 million, or $0.08 per share (1), for the three months ended June 30, 2015, compared to $12 million, or $0.01 per share, for the first quarter of 2015. Compared to the prior quarter, adjusted net earnings increased due to higher gold, lead and zinc revenues, partially offset by increased production costs and depreciation and depletion.
Total cash costs (by-product) were $547 per gold ounce (2), in the second quarter of 2015, as compared to $585 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to increased gold sales volumes and higher lead and zinc by-product credits as a result of increased sales volumes, partially offset by lower gold and silver realized prices and higher production costs.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 38 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  11

(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30, 2015 compared to the six months ended June 30, 2014
Net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2015 were $305 million, or $0.37 per share, compared to net earnings attributable to shareholders of Goldcorp of $279 million, or $0.34 per share, for the six months ended June 30, 2014. Compared to the six months ended June 30, 2014, net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2015 were impacted by the following factors:

•
Revenues increased by $443 million, or 25%, due to a $459 million increase in gold revenues, partially offset by a $16 million decrease in silver, lead and copper revenues. The increase in gold revenues was primarily due to Éléonore and Cerro Negro achieving commercial production in 2015 and increased sales volumes from Peñasquito, partially offset by lower realized gold prices;

•
Production costs increased by $279 million, or 28%, primarily due to Cerro Negro and Éléonore achieving commercial production in 2015. Excluding the impact of those mines, production costs decreased by $27 million due to the favourable impact of the strengthening US dollar and El Sauzal entering reclamation in 2015;

•
Depreciation and depletion increased by $331 million, or 95%, due to Cerro Negro and Éléonore achieving commercial production, a higher depletion rate at Marlin resulting from a reduction of proven and probable gold reserves and higher sales volumes;

•	An $11 million increase in exploration expense, primarily arising from drilling focused on HG Young at Red Lake;

•
The Company’s share of net earnings of associates of $16 million was primarily comprised of net earnings of $20 million from Pueblo Viejo, which was impacted by a $15 million impairment expense arising on certain power assets and a net loss of $12 million from Alumbrera. The Company’s share of net earnings of associates of $116 million in the six months ended June 30, 2014 was comprised of $76 million of net earnings from Pueblo Viejo, which included a $6 million reversal of impairment expense previously recognized, $18 million of net earnings from Alumbrera and net earnings of $22 million from the Company's equity investments in Tahoe and Primero. The Company sold its investment in Primero on March 26, 2014;

•
Corporate administration, excluding share-based compensation expense, was $78 million, a decrease of $7 million from the comparative 2014 period primarily due to the favourable impact of the weaker Canadian dollar. Share-based compensation expense of $30 million for the six months ended June 30, 2014 was $10 million lower than in the six months ended June 30, 2014 due to a decrease in the fair value of the Company's PSUs;

•
A $34 million net loss on derivatives for the six months ended June 30, 2014 compared to an $8 million net gain on derivatives in the comparative period, comprising realized and unrealized gains and losses on the Company's foreign currency, heating oil and commodity contracts;

•	A $99 million gain ($95 million, net of tax) on dilution of the Company's investment in Tahoe to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto;

•
A $315 million gain on disposition of mining interests in the second quarter of 2015 arising on the disposition of the Company's remaining 25.9% investment in Tahoe on June 30, 2015 for a total gain of $299 million ($252 million, net of tax), and the sale of the Arturo project for which the Company recognized a gain of $16 million ($11 million, net of tax). An $18 million net gain on disposition of mining interests was recognized in the comparative period, arising on disposition of the Company's investment in Primero;

•	Finance costs increased by $43 million primarily due to interest expense that is no longer eligible for capitalization as a result of Cerro Negro and Éléonore achieving commercial production;

•
Other income of $21 million comprised mainly of interest income arising on the Company's cash and cash equivalent and loans held with Pueblo Viejo and foreign exchange gains on accounts payable and debt denominated in Mexican and Argentine pesos, and Canadian dollars, partially offset by foreign exchange losses on value added tax receivables denominated in Mexican and Argentine pesos, and cash and cash equivalents denominated in Canadian dollars. Other expense of $22 million in the comparative period was primarily comprised of foreign exchange losses;

•	Income tax expense for the six months ended June 30, 2015 totaled $219 million (six months ended June 30, 2014 - income tax expense of $102 million) and was primarily impacted by:

•
A $144 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $82 million foreign exchange loss for the six months ended June 30, 2014. The foreign exchange related deferred income tax impacts resulted from the weakening Mexican Peso, Argentine Peso and Canadian dollar (six months ended June 30, 2014 - weakening Canadian dollar and Argentine Peso, and strengthening Mexican peso);

GOLDCORP  |  12

(in United States dollars, tabular amounts in millions, except where noted)

•	A $51 million deferred income tax expense arising on the disposition of Company’s investment in Tahoe in the second quarter of 2015; and

•
A higher effective tax rate for the six months ended June 30, 2015, after adjusting income taxes for the above noted items and the non-deductible share-based compensation expense, as a result of a decrease in the tax deductible foreign exchange losses on US dollar denominated debt in Argentina, lower income from associates not being subject to tax and the gain on sale of Primero in the first quarter of 2014 not being subject to tax. These unfavourable items were partially offset by the favourable impact from the elimination of the Ontario Resource Tax Credit.

•
Net earnings from discontinued operations of $46 million for the six months ended June 30, 2015 comprised of a $43 million net gain on the sale of Wharf and $3 million of net earnings of Wharf until February 20, 2015, the date of disposition. A net loss from discontinued operations of $2 million for the six months ended June 30, 2014 included a $15 million net loss recognized on the sale of the Company's 66.7% share of Marigold, which was classified as a discontinued operation during 2014 and $13 million net earnings from Wharf.

Adjusted net earnings amounted to $77 million, or $0.09 per share (1), for the six months ended June 30, 2015, compared to $373 million, or $0.46 per share, for the six months ended June 30, 2014. Compared to the six months ended June 30, 2014, adjusted net earnings decreased due to higher production costs and depreciation and depletion expense, partially offset by increased revenues primarily resulting from higher sales volumes.
Total cash costs (by-product) increased to $565 per gold ounce (2), for the six months ended June 30, 2015, as compared to $490 per gold ounce for the six months ended June 30, 2014. The increase in cash costs was primarily due to higher production costs due to Cerro Negro and Éléonore achieving commercial production in 2015, lower realized gold prices and a decrease in by-product sales credits due to lower realized silver, copper and lead prices and lower copper volumes, partially offset by higher gold sales volumes.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 for a reconciliation of adjusted net earnings to reported net earnings (loss) attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 38 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  13

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)

Three months ended June 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2015	$109	90,800	91,600	$1,191	$602	$879
	2014	$117	89,500	89,800	$1,300	$656	$1,066
Porcupine	2015	88	72,400	73,600	1,193	759	1,010
	2014	91	68,800	69,600	1,302	658	895
Musselwhite	2015	71	60,900	59,900	1,190	616	761
	2014	87	67,800	67,000	1,292	605	794
Éléonore	2015	52	43,800	43,300	1,190	1,458	1,656
	2014	—	—	—	—	—	—
Peñasquito	2015	522	298,000	297,500	1,182	194	416
	2014	424	167,400	170,900	1,305	124	362
Los Filos	2015	79	67,500	66,100	1,195	919	1,071
	2014	58	48,700	45,700	1,280	778	1,077
El Sauzal (4)	2015	—	—	—	—	—	—
	2014	19	15,600	14,500	1,291	1,011	1,234
Marlin	2015	81	40,600	42,700	1,191	397	904
	2014	88	43,500	43,600	1,291	525	981
Cerro Negro	2015	186	131,300	130,400	1,198	608	792
	2014	—	—	—	—	—	—
Alumbrera (1)	2015	18	15,500	5,600	1,200	3,191	4,900
	2014	67	25,300	17,300	1,287	238	1,050
Pueblo Viejo (1)	2015	111	87,200	92,300	1,188	549	688
	2014	143	107,100	105,600	1,286	438	618
Other (3)	2015	—	—	—	—	—	70
	2014	—	—	—	—	—	103
Total – continuing operations	2015	$1,317	908,000	903,000	$1,189	$547	$846
	2014	$1,094	633,700	624,000	$1,296	$464	$853
Wharf (6)	2015	—	—	—	—	—	—
	2014	22	15,000	15,500	1,298	711	804
Total – including discontinued operations	2015	$1,317	908,000	903,000	$1,189	$547	$846
	2014	$1,116	648,700	639,500	$1,296	$470	$852

GOLDCORP  |  14

(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2015	$240	198,200	198,900	$1,204	$544	$836
	2014	$248	184,500	191,000	$1,297	$639	$1,007
Porcupine	2015	154	128,400	127,800	1,200	808	1,080
	2014	176	135,300	135,300	1,295	679	919
Musselwhite	2015	139	118,100	116,300	1,198	685	856
	2014	175	142,700	135,800	1,287	624	790
Éléonore (4)	2015	52	76,300	43,300	1,190	1,458	1,656
	2014	—	—	—	—	—	—
Peñasquito	2015	886	453,600	472,400	1,195	291	521
	2014	786	297,200	291,600	1,317	147	366
Los Filos	2015	151	128,200	124,600	1,210	906	1,115
	2014	164	128,700	127,600	1,286	688	903
El Sauzal (5)	2015	—	—	—	—	—	—
	2014	36	30,700	27,400	1,284	1,003	1,203
Marlin	2015	163	85,900	86,100	1,204	416	958
	2014	177	88,800	85,500	1,295	404	897
Cerro Negro	2015	420	223,900	290,900	1,205	605	743
	2014	—	—	—	—	—	—
Alumbrera (1)	2015	75	31,600	25,600	1,220	1,285	1,830
	2014	213	55,600	57,800	1,292	146	618
Pueblo Viejo (1)	2015	288	177,200	229,300	1,212	499	619
	2014	299	213,300	220,700	1,286	467	623
Other (3)	2015	—	—	—	—	—	76
	2014	—	—	—	—	—	106
Total – continuing operations	2015	$2,568	1,621,400	1,715,200	$1,202	$561	$861
	2014	$2,274	1,276,800	1,272,700	$1,296	$473	$840
Wharf (6)	2015	19	11,400	15,300	1,225	941	996
	2014	42	30,000	28,900	1,292	729	828
Marigold (6)	2015	—	—	—	—	—	—
	2014	28	21,800	21,900	1,289	1,117	1,207
Total – including discontinued operations	2015	$2,587	1,632,800	1,730,500	$1,203	$565	$864
	2014	$2,344	1,328,600	1,323,500	$1,296	$490	$846

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera and Pueblo Viejo; by-product silver sales revenues for Marlin, Cerro Negro and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.07 per silver ounce (2014 – $4.05 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the "Other" category. These costs are not allocated to

GOLDCORP  |  15

(in United States dollars, tabular amounts in millions, except where noted)

the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
Gold produced includes pre-commercial production ounces from Éléonore. However, sales and sales related revenues, prior to April 1, 2015, are excluded as they are credited against capitalized project costs.

(5)	El Sauzal entered reclamation effective January 1, 2015.

(6)
Wharf is classified as a discontinued operation for the three and six months ended June 30, 2015. The 2014 comparative information has been re-presented in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations. In addition, the Company's 66.7% interest in Marigold, the sale of which was completed on April 4, 2014, was classified as a discontinued operation for the six months ended June 30, 2014.

GOLDCORP  |  16

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Red Lake mines, Canada

Operating Data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Tonnes of ore milled (1)	150,800	133,700	186,900	164,400	157,700
Average mill head grade (grams/tonne)	18.45	26.04	21.52	20.80	18.77
Average recovery rate	96%	97%	96%	97%	96%
Gold (ounces)
– Produced (1)	90,800	107,400	130,300	99,600	89,500
– Sold	91,600	107,300	128,700	98,600	89,800
Average realized gold price (per ounce)	$1,191	$1,215	$1,208	$1,265	$1,300
Total cash costs – by-product (per ounce)	$602	$494	$493	$533	$656
All-in sustaining costs (per ounce)	$879	$799	$809	$955	$1,066
Mining cost per tonne	$212.64	$232.95	$193.36	$216.70	$242.71
Milling cost per tonne	$53.41	$56.14	$44.18	$46.95	$51.36
General and administrative cost per tonne milled	$72.86	$81.49	$83.27	$72.81	$85.72
Financial Data
Revenues	$109	$131	$156	$125	$117
Depreciation and depletion	$30	$34	$35	$28	$26
Earnings from operations	$18	$42	$56	$41	$31
Expenditures on mining interests (2)	$42	$47	$58	$65	$56

(1)
Included in tonnes of ore milled and gold ounces produced for the three months ended December 31, 2014 are 900 tonnes and 200 ounces), respectively, from the Company's Cochenour gold project. Tonnes of ore milled and gold ounces produced were nil for the three and six months ended June 30, 2015.

(2)	Expenditures on mining interests includes expenditures incurred at the Company's Cochenour gold project.
Gold production for the second quarter of 2015 of 90,800 ounces was 1,300 ounces, or 1%, higher than the second quarter of 2014.
All-in sustaining costs for the second quarter of 2015 were $879 per ounce, a decrease of $187 per ounce, or 18%, compared to the second quarter of 2014 due to lower sustaining capital expenditures ($166 per ounce), a weaker Canadian dollar ($70 per ounce) and higher gold production ($21 per ounce), partially offset by higher exploration expenditures ($64 per ounce) and higher operating costs ($6 per ounce). The decrease in sustaining capital expenditures was due to lower capital development costs incurred at the Campbell Complex where remnant pillar mining is being phased out during 2015. Higher exploration expenditures were attributable to the HG Young discovery where exploration activity continued to ramp up during the second quarter of 2015 with nine drills currently on site.
Gold production for the second quarter of 2015 was 16,600 ounces, or 15%, lower than the first quarter of 2015 due to 29% lower grades, partially offset by 13% higher mill throughput. The lower grades resulted from fewer tonnes mined in the High Grade Zone due to mine sequencing. The increase in tonnage was attributable to paste fill improvements and additional mining horizons being developed in both the Upper Red Lake and Footwall Zones.
All-in sustaining costs for the second quarter of 2015 were $80 per ounce, or 10%, higher than the first quarter of 2015 primarily due to lower gold production ($137 per ounce), higher operating costs ($32 per ounce) and higher exploration expenditures ($15 per ounce), partially offset by lower sustaining capital expenditures ($96 per ounce). The increase in operating costs was primarily attributable to an increase in employee and contractor costs ($2 million) and an increase in consumables due to the higher tonnes processed ($1 million). Higher exploration expenditures were attributable to the HG Young discovery as drilling increased. The decrease in sustaining capital expenditures as compared to the prior quarter was due to less capital development, and equipment purchases in the first quarter ($9 million).
Exploration development to access the HG Young discovery continued to advance north on the 14 Level at the Campbell Complex during the second quarter of 2015. This drift provides a new drill platform for follow-up drilling on several positive intercepts from the ongoing surface exploration program at HG Young. Drilling also continued on a number of other underground exploration projects during the second quarter of 2015 including the High Grade Zone, NXT, R, Footwall and the PLM Zones where numerous positive assay results have been received.

GOLDCORP  |  17

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mine, Canada

Operating Data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Tonnes of ore milled	1,020,500	761,100	1,094,100	1,123,600	1,081,400
Hoyle Pond underground (tonnes)	76,000	71,700	122,000	73,300	55,200
Hoyle Pond underground (grams/tonne)	16.22	16.28	15.86	13.84	16.82
Dome underground (tonnes)	130,800	122,900	120,500	111,800	125,500
Dome underground (grams/tonnes)	3.35	2.95	4.36	4.05	4.96
Hollinger open pit (tonnes)	188,000	60,800	59,000	93,800	25,700
Hollinger open pit (grams/tonnes)	1.01	1.36	1.22	1.26	1.15
Stockpile (tonnes)	625,700	505,700	792,600	844,700	875,000
Stockpile (grams/tonne)	0.78	0.80	0.77	1.07	0.99
Average mill head grade (grams/tonne)	2.30	2.65	2.82	2.22	2.19
Average recovery rate	90%	91%	91%	92%	93%
Gold (ounces)
– Produced	72,400	56,000	90,400	74,300	68,800
– Sold	73,600	54,200	95,700	68,400	69,600
Average realized gold price (per ounce)	$1,193	$1,209	$1,210	$1,272	$1,302
Total cash costs – by-product (per ounce)	$759	$874	$591	$663	$658
All-in sustaining costs (per ounce)	$1,010	$1,175	$857	$946	$895
Mining cost per tonne	$108.70	$121.48	$93.96	$119.89	$121.54
Milling cost per tonne	$7.93	$11.16	$7.31	$8.72	$7.44
General and administrative cost per tonne milled	$12.07	$16.60	$14.50	$10.41	$12.74
Financial Data
Revenues	$88	$66	$116	$87	$91
Depreciation and depletion	$13	$11	$18	$11	$12
Earnings from operations (1)	$22	$10	$13	$31	$21
Expenditures on mining interests	$25	$20	$24	$19	$18

(1)
Earnings from operations for the three months ended December 31, 2014 and June 30, 2014 were impacted by an increase in non-cash provisions related to the revision in estimates in the reclamation and closure cost obligations for the Porcupine mines' closed sites of $28 million and $11 million, respectively.

(2)	Expenditures on mining interests includes expenditures incurred at the Company's Borden gold project which was acquired on March 13, 2015.

Porcupine consists of four mining operations, Hoyle Pond, Dome, Hollinger and Stockpile, all of which feed the Dome processing facility. Hollinger open pit commenced pre-stripping activities during the second quarter of 2014.
Gold production for the second quarter of 2015 of 72,400 ounces was 3,600 ounces, or 5%, higher than the second quarter of 2014 due to 5% higher grades, partially offset by 6% lower tonnage. The Hoyle Pond underground operation experienced 38% higher tonnage at 4% lower grades due to a higher proportion of ore being mined using long-hole mining, which provides higher tonnage but lower grades than mechanized cut and fill. The Dome underground operation experienced 4% higher tonnage at 32% lower grades due to dilution. Surface Stockpile tonnes processed decreased 28% compared to the second quarter of 2014 as a result of increased ore tonnes from the Hollinger pit displacing the lower grade stockpile. Pre-stripping activities continued at Hollinger open pit providing 188,000 tonnes, an increase of 162,300 tonnes, and with 12% higher grades, than in the second quarter of 2014.
All-in sustaining costs for the second quarter of 2015 were $1,010 per ounce, an increase of $115 per ounce, or 13%, compared to the second quarter of 2014 due to higher operating costs ($195 per ounce) and higher sustaining capital expenditures ($53 per ounce), partially offset by higher gold production ($50 per ounce) and a weaker Canadian dollar ($83 per ounce). The increase in operating costs was primarily due to increased underground development as development rates increased with the implementation of cell mining at Hoyle Pond ($2 million) and higher maintenance and consumables associated with Hollinger ramping up ($4 million). The increase in capital expenditures was due to the timing of expenditures at Hoyle Deep and certain underground projects.
Gold production for the second quarter of 2015 was 16,400 ounces, or 29%, higher than the first quarter of 2015 due to 34% higher tonnage milled, partially offset by 13% lower grades. Higher mill tonnage was achieved, primarily as a result of improved weather conditions which had

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(in United States dollars, tabular amounts in millions, except where noted)

negatively impacted both Stockpile and mill operations in the first quarter of 2015. The Hoyle Pond underground experienced 6% higher tonnage at similar grades and Dome experienced 6% higher tonnage at 14% higher grades due to less ore development dilution. Stockpile tonnage improved 24% over the prior quarter. Pre-stripping activities at Hollinger provided an additional 127,200 tonnes of ore feed compared to the prior quarter.
All-in sustaining costs for the second quarter of 2015 were $165 per ounce, or 14%, lower than the first quarter of 2015 due to higher gold production ($311 per ounce), foreign exchange ($9 per ounce) and lower exploration and reclamation accretion expenses ($5 per ounce), partially offset by higher sustaining capital expenditures ($33 per ounce) and higher operating costs ($127 per ounce). The increase in operating costs was primarily due to increased contractor utilization related to the implementation of cell mining at Hoyle Pond and Hollinger ramp up ($2 million) and higher maintenance and consumables associated with Hollinger ramping up ($4 million). The increase in sustaining capital expenditures was primarily the result of timing of underground projects ($4 million).
Underground exploration during the second quarter of 2015 focused on building resources on the S veins, the UM and UP veins at depth. This exploration is on track and results are as expected.
During the second quarter of 2015 the Hoyle Deep project continued excavating the loading pocket ore and waste bin raises and construction of the grizzly dumps and chute installations. The Hoyle Deep winze shaft remains on track to be operational in the first quarter of 2016. Total project expenditures at June 30, 2015 relating to the Hoyle Deep Project were $173 million (three months ending June 30, 2015 - $11 million). Total project expenditures are expected to be $194 million by the end of 2015.
At the Hollinger open pit, pre-stripping activities continued with a total of approximately 1.8 million tonnes of material placed on the Environmental Control Berm during the second quarter of 2015, which is targeted for completion in the third quarter of 2015, setting up for mining operations to commence 24 hours per day.

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(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Tonnes of ore milled	303,800	270,500	312,000	263,600	313,400
Average mill head grade (grams/tonne)	6.56	6.71	7.46	7.67	7.12
Average recovery rate	97%	97%	96%	96%	96%
Gold (ounces)
– Produced	60,900	57,200	73,100	62,500	67,800
– Sold	59,900	56,400	81,100	62,300	67,000
Average realized gold price (per ounce)	$1,190	$1,207	$1,208	$1,292	$1,292
Total cash costs – by-product (per ounce)	$616	$759	$619	$654	$605
All-in sustaining costs (per ounce)	$761	$956	$779	$897	$794
Mining cost per tonne	$64.83	$80.04	$71.91	$82.17	$71.41
Milling cost per tonne	$11.92	$16.35	$15.25	$16.01	$15.25
General and administrative cost per tonne milled	$37.90	$44.68	$42.78	$52.23	$42.00
Financial Data
Revenues	$71	$68	$98	$81	$87
Depreciation and depletion	$15	$13	$20	$14	$15
Earnings from operations	$19	$13	$29	$23	$30
Expenditures on mining interests	$6	$8	$12	$11	$12
Gold production for the second quarter of 2015 of 60,900 ounces, was 6,900 ounces, or 10%, lower than the second quarter of 2014 due to 8% lower grades and 3% lower mill throughput. Lower grades were realized as a result of mining lower grade material, as planned, and higher than planned dilution, primarily in some of the Lynx stopes. Mill throughput was slightly lower as a result of increased rehabilitation requirements in some stoping areas.
All-in sustaining costs for the second quarter of 2015 were $761 per ounce, a decrease of $33 per ounce, or 4%, compared to the second quarter of 2014 due to lower sustaining capital expenditures ($62 per ounce), a weaker Canadian dollar ($53 per ounce) and decreased operating costs ($22 per ounce), partially offset by lower gold production ($94 per ounce) and higher exploration expenditures ($10 per ounce). The decrease in operating costs was primarily due to lower diesel costs associated with lower reliance on generators for power as a result of improved power management ($2 million).
Gold production for the second quarter of 2015 was 3,700 ounces, or 6%, higher than the first quarter of 2015 due to 12% higher mill throughput slightly offset by 2% lower grades. Mill throughput was higher as a result of increased stope availability due to sequencing and reduced dilution and oversize material. The slightly lower grades were realized as a result of mining sequence, as planned.
All-in sustaining costs for the second quarter of 2015 were $195 per ounce, or 20%, lower than the first quarter of 2015 primarily due to lower operating costs ($86 per ounce), increased gold production ($56 per ounce) and lower sustaining capital expenditures ($45 per ounce). The decrease in operating costs was primarily due to lower propane and electricity usage as a result of seasonal factors ($2 million) and decreased labour costs ($1 million).
The focus of the exploration program in the second quarter of 2015 was on reserve replacement. Drilling was concentrated on two key areas; the West Limb zone, a new discovery of multiple shear zones with the potential of growing into a second mining trend to provide increased mining flexibility to the site, and the Upper Lynx zone on the existing mining trend. Four drill rigs are being utilized to complete the programs and all zones continue to build with encouraging results. All current exploration development is on schedule and development has commenced on the remaining key exploration drifts that will allow for further zone expansion in the third quarter of 2015.

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(in United States dollars, tabular amounts in millions, except where noted)

Éléonore mine, Canada

Operating Data	June 30 2015	March 31 2015	December 31 2014
Tonnes of ore milled	388,100	265,400	169,800
Average mill head grade (grams/tonne)	4.77	4.63	4.20
Average recovery rate	90%	86%	88%
Gold (ounces)
– Produced	43,800	32,500	18,300
– Sold	43,300	33,500	15,900
Average realized gold price (per ounce)	$1,190	—	—
Total cash costs – by-product (per ounce)	$1,458	—	—
All-in sustaining costs (per ounce)	$1,656	—	—
Mining cost per tonne	$97.66	—	—
Milling cost per tonne	$41.78	—	—
General and administrative cost per tonne milled	$47.35	—	—
Financial Data
Revenues (1)	$52	—	—
Depreciation and depletion	$30	—	—
Loss from operations	$(39)	—	—
Expenditures on mining interests	$29	—	—

(1)
Effective April 1, 2015, proceeds from sales have been recognized as revenues and expenditures during production recognized as expenses. During the pre-commissioning production period (prior to December 31, 2014), costs incurred, net of proceeds from sales of $48 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

On April 1, 2015, Éléonore declared commercial production. Effective April 1, 2015, proceeds from sales of metals have been recognized as revenues, with expenditures incurred during production recognized as expenses.
Ramp up continued at Éléonore over the second quarter of 2015 with a focus on water effluent quality, stoping productivity and grade variability. During the second quarter the remaining issues relating to the water effluent quality were resolved and stoping productivity and mining flexibility continued to improve. The ore grade variability is now within expectations based on the additional studies that have been performed.
During the second quarter of 2015 4,156 metres of development were completed which included 1,282 metres in Horizon 4. Ore is currently either trucked to surface or hoisted through the exploration shaft. The excavation of the production shaft was completed in the second quarter of 2015. Completion of the hoisting installation in the production shaft will be finished in the fourth quarter of 2016, further improving efficiency and reducing costs.  Capital expenditures accrued for the second quarter on the production shaft were $6 million and have been classified as expansionary expenditures.
Éléonore mine currently has reserves over six Horizons. Mining continued to ramp up during the second quarter, with tonnage mined from Horizons 2 and 3 increasing 23% to 313,000 tonnes as compared to first quarter production of 254,000 tonnes. Underground production will continue to increase over the second half of 2015 as Horizons 1 and 4 commence production in the third quarter of 2015. Mine production from the four Horizons will provide improved flexibility and higher ore grade.
Gold production in the second quarter of 2015 of 43,800 ounces was 11,300 ounces, or 35%, higher than the first quarter of 2015. The increase was primarily a result of increased process and filtration plant availability following the successful resolution of start-up issues in the prior quarter. Following a shutdown in May to remediate a bottleneck at the tailings conveyor, the mill has averaged 5,100 tonnes per day throughput. Gold production over 2015 is expected to increase as mill throughput and recovery improves as production expands to increase from two to four horizons. In light of the slower ramp up, Éléonore gold production is now expected to be at or below the low end of the guidance range of between 290,000 and 330,000 ounces.
All-in sustaining costs for the second quarter of 2015 averaged $1,656 per ounce. All-in sustaining costs continued to reduce over the second quarter with $1,167 per ounce achieved in June and are expected to continue to improve as the mine ramps up to full capacity. Lower all-in sustaining costs are expected in the second half of 2015, driven by a reduction in development rates, as well as higher grade mill feed as Horizon 4 commences production.

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(in United States dollars, tabular amounts in millions, except where noted)

Exploration activities increased during the second quarter of 2015 as two drills were added in May, resulting in four drills being focused on in-fill drilling in the lower portion of the deposit (below 650 metres) in Horizons 5 and 6 during the latter part of the second quarter. A total of 13,750 metres of diamond drilling was completed from working platforms in the exploration ramp.
Work on the pre-feasibility study to evaluate the viability of mining the crown pillar at Éléonore continued in the second quarter. Major activities included the progression of the trade-off study between pit/underground mining, determination of the dike location, and permitting and stakeholder engagement efforts. The completion of the pre-feasibility study is expected by the end of 2015.

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(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

Operating Data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Tonnes of ore mined – sulphide	10,714,100	9,216,100	9,172,400	8,437,600	10,280,100
Tonnes of ore mined – oxide	952,200	795,100	844,000	272,100	135,700
Tonnes of waste removed	40,080,200	33,056,900	32,778,100	38,173,700	40,595,300
Tonnes of total material moved	51,746,600	43,068,100	42,794,500	46,883,400	51,011,100
Ratio of waste to ore	3.4	3.3	3.3	4.4	3.9
Average head grade
Gold (grams/tonne)	1.31	0.81	0.65	0.59	0.78
Silver (grams/tonne)	28.81	24.65	21.61	23.21	30.08
Lead	0.31%	0.27%	0.19%	0.23%	0.24%
Zinc	0.70%	0.61%	0.52%	0.52%	0.59%
Sulphide Ore
Tonnes of ore milled	10,065,200	9,531,900	10,195,800	10,446,900	10,050,000
Average recovery rate
Gold	76%	66%	66%	71%	74%
Silver	81%	73%	75%	81%	82%
Lead	72%	67%	67%	75%	77%
Zinc	80%	76%	78%	79%	82%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	292,700	148,000	132,300	124,000	159,400
Silver (ounces)	6,755,900	4,856,500	5,648,400	5,413,300	6,758,700
Lead (thousands of pounds)	47,500	36,700	27,200	37,000	38,600
Zinc (thousands of pounds)	105,500	82,500	68,900	81,000	91,900
Lead concentrate (DMT)	43,000	33,700	29,100	36,600	41,400
Zinc concentrate (DMT)	100,500	81,200	73,700	78,200	90,900
Oxide Ore
Tonnes of ore processed	952,200	795,100	1,151,300	563,100	135,700
Produced
Gold (ounces)	5,300	7,600	8,800	5,500	8,000
Silver (ounces)	144,000	238,900	186,300	156,000	248,100
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	298,000	155,600	141,100	129,500	167,400
Silver (ounces)	6,899,900	5,095,400	5,834,700	5,569,300	7,006,800
Lead (thousands of pounds)	47,500	36,700	27,200	37,000	38,600
Zinc (thousands of pounds)	105,500	82,500	68,900	81,000	91,900
Gold equivalent ounces (1)	520,600	324,500	306,400	305,400	376,300

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(in United States dollars, tabular amounts in millions, except where noted)

	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	297,500	174,900	126,100	144,000	170,900
Silver (ounces)	7,025,800	5,965,600	5,210,700	6,439,300	7,863,400
Lead (thousands of pounds)	48,200	39,500	29,400	41,400	43,200
Zinc (thousands of pounds)	88,900	82,600	84,000	85,400	77,000
Average realized prices
Gold (per ounce)	$1,182	$1,218	$1,184	$1,236	$1,305
Silver (per ounce) (2)	$12.72	$14.18	$13.12	$14.70	$16.28
Lead (per pound)	$0.86	$0.81	$0.83	$0.98	$0.97
Zinc (per pound)	$0.99	$0.91	$0.99	$1.07	$1.00
Total Cash Costs – by-product (per ounce) (3)(5)	$194	$457	$728	$579	$124
Total Cash Costs – co-product (per ounce of gold) (3)(5)	$477	$681	$820	$819	$610
All-in sustaining costs (per ounce) (5)	$416	$702	$1,472	$1,142	$362
Mining cost per tonne	$2.02	$2.34	$2.82	$2.49	$2.21
Milling cost per tonne	$6.69	$7.06	$5.92	$6.22	$7.05
General and administrative cost per tonne milled	$2.30	$1.93	$2.55	$2.64	$2.38
Off-site cost per tonne sold (lead) (4)	$665	$681	$769	$753	$842
Off-site cost per tonne sold (zinc) (4)	$357	$366	$351	$384	$372
Financial Data
Revenues (2)	$522	$364	$285	$361	$424
Depreciation and depletion (7)	$108	$77	$67	$78	$69
Earnings (loss) from operations	$190	$58	$(8)	$15	$131
Expenditures on mining interests (6)	$36	$28	$164	$87	$56

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2014 – $1,300; $22.00; $3.00; $0.90; and $0.90 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.07 per ounce (2014 – $4.05 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the three months ended June 30, 2015 would be $477 per ounce of gold, $7.04 per ounce of silver, $0.59 per pound of lead and $0.64 per pound of zinc (2014 – $610, $9.30, $0.92 and $0.70, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.07 per ounce (2014 – $4.05 per ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2015 would be $488 per ounce of gold, $6.55 per ounce of silver, $0.57 per pound of lead, and $0.65 per pound of zinc (2014 – $626, $8.97, $0.88 and $0.72, respectively).

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

(5)
Includes a $41 million cash reduction of the carrying value of the low-grade stockpile to net realizable value in the third quarter of 2014. Excluding the impact of the carrying value reduction, total cash costs – by-product were $292 per ounce, total cash costs – co-product were $694 per ounce, and all-in sustaining costs were $854 per ounce for the third quarter of 2014.

(6)	Expenditures on mining interests includes expenditures incurred at the Company's Camino Rojo gold project.

(7)	Depreciation and depletion in the third quarter of 2014 includes a $14 million reduction of the carrying value of the low-grade stockpile inventory to net realizable value.
During the second quarter of 2015 Peñasquito achieved record gold production of 298,000 ounces, 78% higher than the second quarter of 2014. The 130,600 ounce increase in production as compared to 2014 was due to 68% higher gold ore grades and 3% higher metallurgical recoveries. Higher sulphide ore grades due to an 18.5% positive model reconciliation were realized from mining in Phase 5C in the heart of the deposit. In light of the strong performance in the first half of 2015, production at Peñasquito is expected to be at the high end of 2015 guidance of between 700,000 and 750,000 ounces.
All-in sustaining costs for the second quarter of 2015 were $416 per ounce, an increase of $54 per ounce, or 15%, compared to the second

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(in United States dollars, tabular amounts in millions, except where noted)

quarter of 2014 primarily due to lower by-product credit sales ($738 per ounce), higher sustaining capital expenditures ($95 per ounce), higher operating costs ($48 per ounce) and higher reclamation accretion expenses ($6 per ounce), partially offset by higher gold production ($760 per ounce) and a weaker Mexican peso ($75 per ounce). The increase in sustaining capital expenditures was primarily attributable to the purchase of mining equipment ($22 million) and an increase in expenditures for the Northern Well Field ("NWF") project ($9 million), partially offset by lower capitalized stripping activity ($7 million) and lower dewatering capital expenditures ($3 million). Operating costs in the second quarter of 2015 were higher primarily because of increases in labour costs ($11 million) which were impacted by higher production bonuses.
Gold production for the second quarter of 2015 was 142,400 ounces, or 91%, higher than the first quarter of 2015 mainly due to 62% higher gold ore grades, 15% higher metallurgical recovery and 6% higher mill throughput for sulphide production, partially offset by 30% lower oxide production. The increase in recoveries in the second quarter reflects the processing of transitional material from Phase 5C in the prior quarter. The decrease in oxide gold production was due to lower oxide grade and ore volumes leached on the pad.
All-in sustaining costs for the second quarter of 2015 were $286 per ounce, or 41%, lower than the first quarter of 2015 primarily due to higher gold production ($748 per ounce) and a weaker Mexican peso ($11 per ounce), partially offset by lower by-product credit sales ($370 per ounce), higher sustaining capital expenditures ($78 per ounce) and higher operating costs ($22 per ounce). The increase in sustaining capital expenditures was primarily attributable to mobile equipment purchases ($14 million), an increase in expenditures for the NWF project ($9 million) and higher capitalized stripping activity ($3 million), partially offset by lower dewatering capital expenditures ($5 million). The increase in operating costs resulted primarily from increases in labour ($2 million) and maintenance costs ($1 million).
The provisional pricing impact during the second quarter of 2015 was a positive $6 million, which primarily related to zinc and lead sales from the first quarter of 2015 that settled in the second quarter of 2015.
Progress on the construction of the NWF in the second quarter of 2015 was limited due to continued social issues with local communities. Goldcorp made a decision to place the remaining NWF works on hold until a fair resolution of the issues is reached with the communities. The Company continues to pursue an equitable resolution and evaluate alternative mitigation strategies. Contingency plans remain in place for fresh water supply to Peñasquito until the NWF is fully operational.
Activities for the ramp up of the Overland Waste Rock Conveyor in the second quarter of 2015 focused on operating and maintenance practices to improve the reliability and consistent performance of the system. Benefits of this renewed focus were realized in the first fifteen days of July when more than one million tonnes where moved over the system, setting a new production record. More consistent performance and increased tonnages are expected in the third quarter of 2015.
In the second quarter of 2015, Peñasquito continued with the Metallurgical Enhancement Project ("MEP") feasibility study which included completion of the pilot plant construction and commenced pilot plant testing. MEP permit applications were submitted in May 2015. The feasibility study remains on schedule to be completed in early 2016.

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(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Tonnes of ore mined	4,013,200	4,505,900	7,184,100	5,727,700	3,472,600
Tonnes of waste removed	12,707,100	11,487,000	9,685,000	10,910,200	6,608,800
Ratio of waste to ore	3.2	2.6	1.4	1.9	1.9
Tonnes of ore processed	3,944,900	4,474,500	7,227,200	5,722,600	3,480,200
Average grade processed (grams/tonne)	0.88	0.58	0.53	0.73	0.75
Average recovery rate (1)	66%	61%	50%	52%	53%
Gold (ounces)
– Produced	67,500	60,700	65,900	64,100	48,700
– Sold	66,100	58,500	63,400	66,500	45,700
Average realized gold price (per ounce)	$1,195	$1,227	$1,203	$1,281	$1,280
Total cash costs – by-product (per ounce) (2)	$919	$891	$1,194	$623	$778
All-in sustaining costs (per ounce) (2)	$1,071	$1,164	$1,369	$808	$1,077
Open-pit mining cost per tonne	$1.58	$1.71	$1.78	$1.78	$1.65
Processing cost per tonne leached	$3.08	$4.12	$2.30	$2.51	$2.37
General and administrative cost per tonne leached	$3.05	$2.66	$1.67	$1.94	$2.11
Financial Data
Revenues	$79	$72	$76	$86	$58
Depreciation and depletion (3)	$19	$22	$22	$13	$12
(Loss) earnings from operations (2)	$—	$(1)	$(20)	$30	$10
Expenditures for mining interests	$9	$12	$13	$11	$11

(1)
As of January 1, 2015, average recovery rates are being reported on a 6 month rolling average that better reflects current operations. Recoveries were previously reported on a cumulative basis. The comparative 2014 information has been restated.

(2)
Includes a $4 million cash reduction of the carrying value of the heap leach ore inventory to net realizable value during the three months ended June 30, 2015 (three months ended March 31, 2015 - $5 million cash reduction; three months ended December 31, 2014 - $31 million cash reduction). Excluding the impact of the carrying value reduction, total cash costs - by-product were $857 per ounce and all-in sustaining costs were $1,051 per ounce (three months ended 31 March, 2015 - $810 per ounce and $1,083 per ounce, respectively; three months ended December 31, 2014 - $708 per ounce and $883 per ounce, respectively).

(3)
Depreciation and depletion for the three months ended June 30, 2015 includes a $1 million reduction of the carrying value of the heap leach ore inventory to net realizable value (three months ended March 31, 2015 - $1 million; three months ended December 31, 2014 - $10 million).

Gold production for the second quarter of 2015 of 67,500 ounces was 18,800 ounces, or 39%, higher than the second quarter of 2014 primarily due to a 13% increase in ore processed and 17% higher grades. Tonnage increased as compared to the second quarter of 2014 as operations in the second quarter of 2014 were impacted by the suspension of process operations during the land agreement renegotiation with the Carrizalillo community. The higher grades in the second quarter of 2015 were driven by optimization of leach operations that include higher cut-off grades to the leach pad that commenced in the first quarter of 2015. Heap leach pad recoveries increased 25% compared to the second quarter of 2014 as a result of various recovery improvement projects that were initiated during the first quarter of 2015.
All-in sustaining costs for the second quarter of 2015 were $1,071 per ounce, an increase of $6 per ounce, or 4%, compared to the second quarter of 2014. During the second quarter of 2015 the carrying value of new ounces placed on the heap leach was reduced by $5 million to net realizable value in April and May as a result of a reduction in ounces placed on the pad due to the optimization of the open pit cut-off grade. Excluding the impact of the inventory carrying value reduction, all-in sustaining costs for the second quarter of 2015 were $1,051 per ounce, a decrease of $26 per ounce, or 2%, compared to the second quarter of 2014. The 2% decrease was primarily due to higher gold production ($332 per ounce), a weaker Mexican peso ($88 per ounce) and lower sustaining capital expenditures ($13 per ounce), partially offset by higher operating costs ($407 per ounce). The increase in operating costs in the second quarter of 2015 as compared to the second quarter of 2014 was primarily attributable to the suspension of operations in 2014 and increased stripping activity in the second quarter of 2015.
Gold production for the second quarter of 2015 was 6,800 ounces, or 11%, higher than the first quarter of 2015, primarily due to 52% higher grades and 8% higher recoveries resulting from recovery improvement projects which were initiated in the prior quarter, partially offset by a decrease of 12% in ore processed. Ore processed was lower primarily due to high stripping activity at the new phase of the Los Filos pit and an optimization increase in cut off grades.

GOLDCORP  |  26

(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the second quarter of 2015 were $93 per ounce, or 8%, lower than the first quarter of 2015. Excluding the impact of the heap leach ore carrying value reductions recognized in both quarters, all-in sustaining costs were $35 per ounce, or 3% lower than the first quarter of 2015. The 3% decrease was primarily due to higher gold production ($134 per ounce), lower sustaining capital expenditures ($46 per ounce) and a weaker Mexican peso ($13 per ounce), partially offset by higher operating costs ($143 per ounce). The decrease in sustaining capital expenditures was mainly attributable to reduced heap leach pad construction ($3 million), partially offset by an increase in mine equipment ($2 million), underground development ($1 million) and major component replacement ($1 million). The higher operating costs were primarily attributable to an increase in fuel costs ($2 million), maintenance spare parts ($2 million), cyanide consumption ($2 million) and labour and contractors ($2 million).
The 2015 exploration program continues with the objective to define later phases at El Bermejal pit and extend the high grade zones for underground mining.

GOLDCORP  |  27

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Tonnes of ore milled	335,300	346,300	490,800	485,000	485,400
Average mill head grade (grams/tonne)
– Gold	3.86	4.24	3.41	2.98	2.88
– Silver	181	172	151	113	109
Average recovery rate
– Gold	97%	97%	96%	97%	97%
– Silver	96%	94%	92%	91%	94%
Produced (ounces)
– Gold	40,600	45,300	52,300	45,400	43,500
– Silver	1,887,200	1,729,500	2,216,700	1,658,000	1,584,400
– Gold equivalent ounces (1)	72,500	74,600	89,800	73,500	70,300
Sold (ounces)
– Gold	42,700	43,400	53,800	44,500	43,600
– Silver	1,884,600	1,700,100	2,301,200	1,626,500	1,579,600
Average realized price (per ounce)
– Gold	$1,191	$1,216	$1,208	$1,264	$1,291
– Silver	$16.45	$16.89	$16.60	$18.64	$19.78
Total cash costs – by-product (per ounce) (2)	$397	$435	$273	$478	$525
Total cash costs – co-product (per ounce) (2)	$669	$685	$569	$716	$770
All-in sustaining costs (per ounce)	$904	$1,011	$703	$985	$981
Mining cost per tonne	$61.72	$58.25	$69.88	$80.60	$75.39
Milling cost per tonne	$27.86	$29.32	$25.60	$26.33	$25.24
General and administrative cost per tonne milled	$28.06	$27.16	$20.03	$19.70	$21.80
Financial Data
Revenues	$81	$82	$103	$87	$88
Depreciation and depletion	$63	$56	$48	$38	$36
(Loss) from operations (3)	$(31)	$(24)	$(1)	$(3)	$(7)
Expenditures on mining interests	$16	$16	$21	$19	$22

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver (2014 – $1,300 and $22.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended June 30, 2015 would be $669 per ounce of gold and $10.29 per ounce of silver (2014 – $770 and $13.02, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2015 would be $691 per ounce of gold and $9.79 per ounce of silver (2014 – $794 and $12.36, respectively).

(3)
Loss from operations for the three months ended June 30, 2015 and three months ended March 31, 2015 were impacted by higher depletion expenses resulting from a reduction of probable and proven gold reserves due to an increase in tax royalties in December 2014. Depletion and depreciation expense is expected to decrease with the receipt of an additional mining license that would potentially increase proven and probable reserves.

Gold production for the second quarter of 2015 of 40,600 ounces was 2,900 ounces, or 7%, lower than the second quarter of 2014. Silver production of 1,887,200 ounces was 302,800 ounces, or 19%, higher than the second quarter of 2014. Tonnes milled were 31% lower compared to the second quarter of 2014, while gold and silver grades were higher by 34% and 66%, respectively, primarily due to the depletion of the open pit low grade stockpile in 2014.
All-in sustaining costs for the second quarter of 2015 were $904 per ounce, a decrease of $77 per ounce, or 8%, compared to the second quarter of 2014 due to lower operating costs ($146 per ounce), higher by-product silver sales credits ($11 per ounce) and lower sustaining capital expenditures ($8 per ounce), partially offset by higher reclamation accretion and depletion expenses ($49 per ounce) and lower gold production ($39 per ounce). The decrease in operating costs was primarily a result of lower power and fuel prices ($3 million), lower consumables

GOLDCORP  |  28

(in United States dollars, tabular amounts in millions, except where noted)

and maintenance costs ($3 million) and a decrease in underground development contractor costs ($2 million), partially offset by the 5% increase in the royalty rate effective January 1, 2015 ($3 million).
Gold production for the second quarter of 2015 was 4,700 ounces, or 10%, lower than the first quarter of 2015. Silver production for the second quarter of 2015 was 157,700 ounces, or 9%, higher than the first quarter of 2015. The lower gold production was primarily attributable to 3% lower tonnes processed and 9% lower ore grades. The increase in silver production was due to 5% higher grades and 2% higher recoveries, partially offset by lower tonnes processed.
All-in sustaining costs for the second quarter of 2015 were $107 per ounce, or 11%, lower than the first quarter of 2015 primarily due to lower sustaining capital expenditures ($82 per ounce) and higher by-product silver sales credits ($65 per ounce), partially offset by lower gold sales volume ($30 per ounce) and higher operating costs ($8 per ounce). The decrease in sustaining capital expenditures was primarily attributable to lower underground development.
Exploration for the second quarter of 2015 included the testing of three new vein targets with the Vero area target providing the most significant results. This target is almost directly south of the main Marlin vein and consists of narrow high grade gold and silver veins with wider zones of associated lower grade stock work. The assay results of the few holes drilled to date indicate a strong system that nearly reaches the surface.

GOLDCORP  |  29

(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro mine, Argentina

Operating Data	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore milled	304,000	281,200	290,300	84,900
Eureka underground (tonnes)	112,000	117,800	85,200	34,200
Eureka underground (grams/tonne)
– Gold	14.32	9.69	11.51	11.26
– Silver	369.2	230.7	288.5	256.9
Mariana Central underground (tonnes)	70,200	26,000	14,300	—
Mariana Central underground (grams/tonne)
– Gold	22.79	23.63	20.61	—
– Silver	107.5	151.2	173.8	—
Stockpile (tonnes)	121,800	137,400	190,800	50,700
Stockpile (grams/tonne)
– Gold	7.57	11.04	16.36	13.29
– Silver	69.6	198.1	297.3	283.1
Average mill head grade (grams/tonne)
– Gold	13.57	11.64	15.15	12.48
– Silver	188.7	207.4	288.7	272.5
Average recovery rate
– Gold	95%	92%	92%	88%
– Silver	83%	80%	71%	55%
Produced (ounces)
– Gold	131,300	92,600	133,100	19,000
– Silver	1,607,800	1,501,100	1,929,800	233,700
– Gold equivalent ounces (3)	158,500	118,000	165,800	22,900
Sold (ounces) (1)(2)
– Gold	130,400	160,500	36,900	—
– Silver	1,805,000	2,400,000	495,100	—
Average realized price (per ounce)
– Gold	$1,198	$1,210	$1,204	$—
– Silver	$16.36	$16.69	$16.33	$—
Total cash costs – by-product (per ounce) (4)	$608	$603	$—	$—
Total cash costs – co-product (per ounce) (4)	$686	$691	$—	$—
All-in sustaining costs (per ounce)	$792	$704	$—	$—
Mining cost per tonne	$124.72	$114.63	$—	$—
Milling cost per tonne	$43.06	$45.95	$—	$—
General and administrative cost per tonne milled	$127.40	$100.72	$—	$—
Financial Data (1)
Revenues	$186	$234	$—	$—
Depreciation and depletion	$71	$104	$—	$—
Earnings (loss) from operations (5)	$7	$(7)	$—	$—
Expenditures on mining interests	$38	$20	$—	$—

(1)
Effective January 1, 2015, proceeds from sales have been recognized as revenues and expenditures during production recognized as expenses. During the pre-commissioning production period (prior to December 31, 2014), costs incurred, net of proceeds from sales of $53 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

(2)	Gold sales during the first quarter of 2015 exceeded production by 67,000 ounces due to 115,200 ounces produced in 2014 which were sold in the first quarter of 2015.

GOLDCORP  |  30

(in United States dollars, tabular amounts in millions, except where noted)

(3)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(4)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Cerro Negro for the three months ended June 30, 2015 would be $686 per ounce of gold and $10.73 per ounce of silver. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2015 would be $697 per ounce of gold and $9.96 per ounce of silver.

(5)
The loss from operations for the three months ended March 31, 2015 was impacted by continued mine ramp-up, higher depletion expenses associated with mine plan sequencing and the effects of the continuing inflationary environment in Argentina.

On January 1, 2015, Cerro Negro declared commercial production. Effective January 1, 2015, proceeds from sales of metals have been recognized as revenues, with expenditures incurred during production recognized as expenses.
Cerro Negro currently consists of two mining operations, the Eureka and Mariana Central underground mines, and pre-production stockpiles, all of which feed a single processing facility. Mine ramp-up continued as planned at the Eureka and Mariana Central mines during the second quarter of 2015. Recoveries increased during the quarter as the milling process continues to be optimized.
Gold production for the second quarter of 2015 of 131,300 ounces was 38,700 ounces, or 42%, higher than the first quarter of 2015. Silver production of 1,607,800 ounces was 106,700 ounces, or 7%, higher than the first quarter of 2015. Total tonnes milled increased by 8% due to an increase in surface haulage capacity in March 2015, resulting in an average of 3,341 tonnes per day processed for the second quarter of 2015. Stockpile tonnes milled were 11% lower due to the increased availability of ore directly from the mines. Stockpile gold and silver grades were 31% and 65% lower respectively, with the depletion of higher grade pre-production stockpiles. Tonnes milled from the Eureka underground mine were 5% lower compared to the prior quarter primarily as a result of the focus on the ramp up of the higher grade Mariana Central Mine. Milled ore grades from Eureka were 48% and 60% higher for gold and silver, respectively, due to stope sequencing. Tonnes milled from the Mariana Central underground mine were 170% higher than the first quarter of 2015 as a result of additional stopes coming on-line. Milled ore grades from Mariana Central were 4% and 29% lower for gold and silver, respectively, as planned. Gold recoveries continue to improve as a result of optimizing grind size and reagents.
All-in sustaining costs for the second quarter of 2015 of $792 were $88 per ounce, or 13%, higher than the prior quarter, mainly due to a lower sales volume ($44 per ounce) as prior quarter sales included gold ounces produced in 2014, higher sustaining capital ($66 per ounce) and lower by-product credits ($23 per ounce), partially offset by lower operating costs ($19 per ounce) and a weaker Argentine peso ($23 per ounce). Operating costs decreased primarily due to lower site costs ($3 million) and contractor costs ($1 million), partially offset by increases in labour ($2 million). The increase in capital expenditures was primarily attributable to higher underground development and exploration.
Exploration in the second quarter of 2015 focused on surface resource confirmation drilling, with 35,751 metres drilled. The current program is progressing as planned, expanding resources at the Marianas Complex, Bajo Negro and Vein Zone. The most significant assay results have been received from the Marianas Complex area.

GOLDCORP  |  31

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)
(tabular amounts below represent Goldcorp's proportionate 37.5% share)

Operating Data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Tonnes of ore mined	3,857,300	3,616,200	2,600,000	884,500	1,455,100
Tonnes of waste removed	5,246,300	3,232,000	3,370,900	3,466,500	4,568,200
Ratio of waste to ore	1.4	0.9	1.3	3.9	3.1
Tonnes of ore milled	3,081,700	3,220,500	3,526,200	2,964,100	3,492,300
Average mill head grade
– Gold (grams/tonne)	0.24	0.24	0.47	0.34	0.34
– Copper	0.19%	0.19%	0.39%	0.32%	0.33%
Average recovery rate
– Gold	64%	65%	77%	70%	65%
– Copper	65%	69%	90%	79%	74%
Produced
– Gold (ounces)	15,500	16,100	41,700	22,800	25,300
– Copper (thousands of pounds)	8,300	9,200	27,200	16,800	19,300
– Gold equivalent ounces (1)	34,700	37,400	104,600	61,600	69,700
Sold
– Gold (ounces)	5,600	20,000	33,900	21,600	17,300
– Copper (thousands of pounds)	4,400	15,000	20,200	18,600	13,000
Average realized price
– Gold (per ounce)	$1,200	$1,226	$1,189	$1,223	$1,287
– Copper (per pound)	$2.67	$2.45	$2.82	$2.98	$3.39
Total cash costs – by-product (per gold ounce)(2)	$3,191	$751	$(282)	$819	$238
Total cash costs – co-product (per gold ounce)(2)	$1,645	$814	$512	$1,006	$910
All-in sustaining costs (per gold ounce)	$4,900	$971	$89	$1,404	$1,050
Mining cost per tonne	$2.63	$3.23	$3.76	$4.36	$3.45
Milling cost per tonne	$6.41	$5.62	$5.69	$7.28	$6.07
General and administrative cost per tonne milled	$1.46	$1.44	$1.35	$1.36	$1.40
Financial Data (3)
Revenues	$18	$57	$94	$79	$67
Depreciation and depletion	$5	$9	$18	$7	$7
(Loss) earnings from operations	$(16)	$—	$32	$2	$10
Expenditures on mining interests	$7	$1	$11	$20	$10

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $3.00 per pound of copper (2014 – $1,300 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended June 30, 2015 would be $1,645 per ounce of gold and $4.33 per pound of copper (2014 – $910 and $2.56, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2015 would be $1,828 per ounce of gold and $4.29 per pound for copper (2014 – $888 and $2.63, respectively).

(3)
The Company’s 37.5% interest in Alumbrera is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the unaudited Condensed Interim Consolidated Statements of Earnings and Condensed Interim Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the operating and financial data of Alumbrera on a proportionate rather than equity basis.

For the three months ended June 30, 2015, the Company's equity losses from Alumbrera were $(7) million (2014 – equity earnings of $6 million). The Company did not receive dividends from Alumbrera during the three months ended June 30, 2015 (2014 – $33 million).

GOLDCORP  |  32

(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp’s share of Alumbrera’s gold and copper production for the second quarter of 2015 of 15,500 ounces and 8.3 million pounds was 9,800 ounces, or 39%, lower and 11 million pounds, or 57%, lower, respectively, than the second quarter of 2014. Gold production was lower primarily due to 29% lower head grades. Copper production was lower due to 42% lower head grades and 12% lower recoveries. Gold and copper head grades were lower during the second quarter of 2015 due to mining from the lower grade upper levels of Phase 11 as a result of mine re-sequencing due to unfavourable weather conditions in the prior quarter. Additionally, lower grades resulted from higher oxidized material processed from the upper areas of the Bajo el Durazno pit. Tonnes milled decreased by 12% due to higher gypsum content. Tonnage mined increased by 51%, primarily due to commencement of mining at Bajo el Durazno in 2015. 2015 is a high strip ratio year and as mining moves into the higher grade areas in Phase 13 and Bajo el Durazno over the remainder of 2015, anticipated full year production remains on track.
All-in sustaining costs for the second quarter of 2015 were $4,900 per ounce, an increase of $3,850 per ounce compared to the second quarter of 2014. The increase was primarily a result of the timing of shipments which reduced gold ounce sale volumes and by-product credits. At June 30, 2015, 10,300 ounces of gold and 4.3 million pounds of copper (Goldcorp's share) were held in finished goods inventory. The impact of the lower gold and by-product credit sales volumes was partially offset by lower operating costs mainly due to lower royalties and production taxes ($15 million), lower sustaining capital expenditures ($4 million) and favourable foreign exchange. The decrease in sustaining capital expenditures was primarily due to higher equipment purchases in the second quarter of 2014 and a decrease in capitalized stripping activity in the second quarter of 2015.
Goldcorp’s share of Alumbrera’s gold and copper production in the second quarter of 2015 was 600 ounces, or 4%, and 0.9 million pounds, or 10%, respectively, lower than the first quarter of 2015. Tonnage milled decreased 4% compared to the prior quarter due to the higher gypsum content. Additionally, gold and copper production was impacted by 2% and 6% lower recoveries, respectively, as mining focused on lower grade areas to ensure sufficient mill throughput and higher oxidized material processed from the Bajo el Durazno pit.
All-in sustaining costs for the second quarter of 2015 were $3,929 per ounce higher than the first quarter of 2015 primarily due to the low gold sales volumes in the second quarter. All-in sustaining costs were also impacted by higher sustaining expenditures ($6 million) as a result of increased development and stripping activities at the Bajo el Durazno pit and Phase 13. The low sales volumes and higher capital expenditures were partially offset by lower operating costs due to increased capital stripping activities and decreases in transport ($4 million), production taxes ($3 million), labour ($3 million) and maintenance costs ($1 million).
The provisional pricing impact from realized copper prices during the second quarter of 2015 was negligible.

GOLDCORP  |  33

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)
(tabular amounts below represent Goldcorp's 40% proportionate share)

Operating Data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Tonnes of ore mined	1,251,900	705,200	955,600	1,599,700	2,008,600
Tonnes of waste removed	2,602,100	2,323,800	2,568,800	2,002,900	1,492,000
Ratio of waste to ore	2.1	3.3	2.7	1.3	0.7
Tonnes of ore processed	694,400	744,300	725,200	655,600	650,200
Average grade (grams/tonne)
– Gold	4.54	4.30	5.42	5.72	5.47
– Silver	39.3	31.5	35.0	33.9	28.6
Average recovery rate
– Gold	86%	87%	93%	93%	94%
– Silver	4%	26%	55%	49%	66%
Produced
– Gold (ounces)	87,200	90,000	117,900	112,200	107,100
– Silver (ounces)	38,100	193,900	445,100	354,800	392,800
– Copper (thousands of pounds)	400	—	—	—	—
– Gold equivalent ounces (1)	87,900	93,300	125,500	118,200	113,700
Sold
– Gold (ounces)	92,300	137,000	98,300	111,400	105,600
– Silver (ounces)	73,400	477,100	375,600	388,600	365,100
– Copper (thousands of pounds)	200	—	—	—	—
Average realized price
– Gold (per ounce)	$1,188	$1,229	$1,215	$1,280	$1,286
– Silver (per ounce)	$16.38	$16.77	$16.74	$20.12	$19.50
– Copper (per pound)	$2.62	$—	$—	$—	$—
Total cash costs – by-product (per gold ounce) (2)	$549	$465	$477	$438	$438
Total cash costs – co-product (per gold ounce) (2)	$558	$498	$509	$481	$478
All-in sustaining costs (per gold ounce) (2)	$688	$573	$630	$559	$618
Mining cost per tonne	$2.70	$2.56	$3.01	$3.55	$2.38
Milling cost per tonne	$50.25	$51.56	$59.80	$61.68	$56.23
General and administrative cost per tonne milled	$10.64	$10.20	$14.06	$11.20	$9.88
Financial Data (3)
Revenues	$111	$177	$126	$150	$143
Depreciation and depletion	$27	$36	$24	$29	$28
Earnings from operations	$32	$69	$45	$60	$71
Expenditures on mining interests	$10	$14	$14	$12	$16

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver and $3.00 per pound of copper (2014 – $1,300; $22.00 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver and copper sales revenue. If silver and copper were treated as co-products, total cash costs for the three months ended June 30, 2015 would be $558 per ounce of gold, $8.36 per ounce of silver and $1.42 per pound of copper (2014 – $478, $8.01 and nil, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2015 would be $559 per ounce of gold, $7.70 per ounce of silver and $1.26 per pound of copper (2014 – $480, $7.32 and nil, respectively).

(3)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the unaudited Condensed Interim Consolidated Statements of Earnings/(loss) and Condensed Interim Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the operating and financial data of Pueblo Viejo on a proportionate rather than equity basis.

GOLDCORP  |  34

(in United States dollars, tabular amounts in millions, except where noted)

For the three months ended June 30, 2015, the Company's equity losses from Pueblo Viejo were $(8) million (2014 - equity earnings of $45 million) which included a $15 million, after tax, impairment expense in respect of certain power assets. Pueblo Viejo's equity losses for the three months ended June 30, 2015 were also impacted by finance costs ($14 million) and income tax expense ($13 million).
Goldcorp received a $20 million repayment of capital during the three months ended June 30, 2015 (2014 – $nil million).
Goldcorp's share of Pueblo Viejo's gold and silver production for the second quarter of 2015 of 87,200 ounces and 38,100 ounces was 19,900 ounces, or 19%, and 354,700 ounces, or 90%, respectively, lower than the second quarter of 2014. Gold production was lower primarily due to 17% lower head grades and 9% lower recoveries. Silver production was lower due to 94% lower recoveries and 38% lower head grades. The impact of lower head grades and recoveries was partially offset by a 7% increase in tonnage processed. Lower gold head grades resulted from processing lower grade ore from the upper benches of Montenegro and Moore phase 2. The lower gold recoveries resulted from preg-robbing characteristics (black sediment) in the ore processed. Silver recoveries were impacted due to a temporary shutdown of the lime boil process during scheduled autoclave maintenance.
All-in sustaining costs for the second quarter of 2015 were $688 per ounce, an increase of $70 per ounce, or 11%, compared to the second quarter of 2014 due to lower gold production ($99 per ounce) and lower by-product silver credits ($50 per ounce), partially offset by lower sustaining capital expenditures ($58 per ounce), lower operating costs ($12 per ounce) and lower reclamation accretion expenses ($9 per ounce). Sustaining capital expenditures in the second quarter of 2015 were lower primarily due to deferral of expenditures on mine maintenance, lime boil tanks and carbon in leach tank liners.
Goldcorp´s share of Pueblo Viejo´s gold and silver production for the second quarter of 2015 was 2,800 ounces, or 3%, and 155,800 ounces, or 80%, respectively, lower than the first quarter of 2015. Gold production decreased due to 7% lower tonnes milled, partially offset by 6% higher head grades. Silver production decreased primarily due to 85% lower recoveries and 7% lower tonnes milled, partially offset by 25% higher head grades. Ore processed during the second quarter of 2015 was lower than the first quarter of 2015 primarily due to autoclave and counter current decantation (CCD) thickener maintenance. Silver recoveries were lower in the second quarter of 2015 compared to the prior quarter due to the lime boil tanks shut down.
All-in sustaining costs for the second quarter of 2015 were $115 per ounce, or 20%, higher than the first quarter of 2015 primarily due to lower gold sales volume ($306 per ounce) and lower by-product silver sales credits ($40 per ounce), partially offset by lower operating costs ($210 per ounce) and lower sustaining capital expenditures ($28 per ounce). Gold sales volumes in the first quarter of 2015 were significantly higher due to realization of a build up of finished goods inventory at December 31, 2014. The decrease in operating costs was primarily attributable to a decrease in contractors ($6 million), labour ($4 million), power costs ($3 million) and consumables ($2 million).
In October 2014, Pueblo Viejo Dominicana Corporation ("PVDC") received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the "Petitioner"), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an "Amparo" remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On June 25, 2015, the trial court in the Municipality of Cotui (“Trial Court”) dismissed the legal action as the Petitioner failed to produce evidence to support his allegations.  The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015.  On July 28, 2015, PVDC filed a motion to dismiss the appeal as it was filed after the expiry of the applicable filing deadline. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

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(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW
Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine. The initial capital cost of Cochenour are estimated to be $496 million (excluding exploration and net of pre-operating credits) at this time. Goldcorp is targeting gold production to be between 225,000 and 250,000 ounces per year, following successful advanced exploration and assessment of the detailed configuration of the mineralized zone. Inferred resources were 3.45 million ounces as of December 31, 2014.
Exploration
Exploration drilling continued,with thirteen drills on site and 40,790 metres drilled in the second quarter of 2015 (84,402 metres year to date). Assay results remain consistent with expectations. Drilling continued to ramp up in the upper levels during the second quarter with four drills operating and a fifth in transit. Drilling commenced in the hanging wall of the deposit to assess the deeper portions of the Cochenour deposit and other areas are now being tested to assess further potential within the deposit. Intersected gold grades remain consistent with expectations, however recent drill data and newly discovered mineralized zones indicate a change in orientation of a portion of the veins compared to the existing model. Additional advanced exploration and analysis is required to support final mine planning and infrastructure. Processing of mill feed from the first test stopes is expected in the fourth quarter of 2015.
Mine Development
At June 30, 2015, the development decline to the 3,990 foot level had been completed. An incline ramp to the 3,080 foot level is being developed to cross the historical Cochenour deposit and had reached 59% completion.
During the second quarter, preliminary stope-level development commenced on the 5320 and 5250 levels while the 5180 level access drift advanced. An internal ventilation raise is 85% complete and will double the ventilation to the lower levels of Cochenour. Further development of the main decline will restart once additional advanced exploration and engineering is completed.
At June 30, 2015, total project expenditures since January 1, 2011, excluding exploration, investment tax credits and capitalized interest, were $405 million, $402 million of which is spent and $3 million of which is committed. Capital expenditures and capitalized exploration, excluding investment tax credits and capitalized interest, during the three months ended June 30, 2015 amounted to $18 million and $5 million, respectively (six months ended June 30, 2015 $35 million and $10 million, respectively). Total project expenditures have been included in total expenditures on mining interests in Red Lake.

Borden Project, Canada
The Borden project located near Chapleau in Ontario, is approximately 160 kilometres west of Goldcorp's Porcupine mine. Comprising 786 square kilometres of claims in a core district for Goldcorp, the highly-prospective Borden Gold project currently has inferred resources of 2.0 million ounces of gold. The deposit remains open along strike and at depth.
Following completion of the acquisition of the Borden gold project in March 2015, studies to determine the optimization of a combined Borden-Porcupine operation commenced. Surface diamond drilling continued during the second quarter with six drills on site and 23,769 metres drilled during the quarter.
Capital expenditures for the three months ended June 30, 2015 were $5 million (six months ended June 30, 2015 - $5 million).

Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position. At December 31, 2014, gold mineral reserves consist of 1.85 million ounces of oxide material, indicated gold mineral resources consists of 6.20 million ounces and inferred gold mineral resources consists of 2.17 million ounces of transitional sulphide material.
The Company completed a concept study in December 2014 and will continue metallurgical testing and pre-feasibility level engineering in 2015. The ongoing pre-feasibility study will focus on evaluating the project as a supplemental ore source to the existing Peñasquito facility, in addition to a small, stand-alone oxide heap leach plant. This approach has the potential to generate the highest rate of return given the significantly lower capital costs versus building a separate processing facility at Camino Rojo. The pre-feasibility study is expected to be completed in 2016.
Updating of the geologic model continued during the second quarter of 2015. Metallurgical testing of sulphide, transition, and oxide zones is ongoing.
At June 30, 2015, total project expenditures were $137 million. Capital expenditures, excluding capitalized interest, during the three months

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(in United States dollars, tabular amounts in millions, except where noted)

ended June 30, 2015 amounted to $1 million (six months ended June 30, 2015 - $6 million).

El Morro Project, Chile (Goldcorp’s interest – 70%)
El Morro is a gold/copper project in northern Chile. El Morro contained 6.24 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2014. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration efforts.
The Company continued to focus on new studies to determine an optimal development plan for El Morro that meets the Company's investment return criteria and remains committed to continued constructive interaction and engagement with the adjacent communities and regional authorities.
At June 30, 2015, total project expenditures were $257 million, of which $255 million is spent and $2 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended June 30, 2015 were $2 million (six months ended June 30, 2015 - $6 million).

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(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE
By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

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(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Continuing operations
Production costs per unaudited condensed interim consolidated financial statements (1)	$640	$494	$1,260	$981
Non-cash reclamation and closure cost obligations	1	(16)	(21)	(16)
Treatment and refining charges on concentrate sales	49	51	90	93
Realized losses (gains) on foreign currency, heating oil and commodity contracts	14	(1)	30	2
Other	1	(3)	(1)	(5)
Consolidated total cash costs	705	525	1,358	1,055
Alumbrera and Pueblo Viejo total cash costs	83	106	208	279
Goldcorp’s share of total cash costs	788	631	1,566	1,334
Goldcorp's share of by-product silver, copper, lead and zinc sales	(294)	(342)	(603)	(732)
Goldcorp’s share of total cash costs (by-product)	$494	$289	$963	$602
Divided by ounces of Goldcorp’s share of gold sold	903,000	624,000	1,715,200	1,272,700
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$547	$463	$561	$473
Including discontinued operations
Goldcorp's share of total cash costs (by-product) from continuing operations	$494	$289	$963	$602
Total cash costs – Wharf	—	12	15	22
Total cash costs – Marigold	—	—	—	24
Goldcorp's share of total cash costs (by-product) including discontinued operations	$494	$301	$978	$648
Divided by ounces of Goldcorp's share of gold sold	903,000	639,500	1,730,500	1,323,500
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$547	$470	$565	$490

(1)
$29 million and $53 million in royalties are included in production costs for the three and six months ended June 30, 2015, respectively (three and six months ended June 30, 2014 – $16 million and $31 million, respectively);

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and Cerro Negro, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs from continuing operations for the three and six months ended June 30, 2015, would be $656 and $663 per ounce of gold, $8.24 and $8.95 per ounce of silver, $4.20 and $2.77 per pound of copper, $0.64 and $0.71 per pound of zinc, and $0.59 and $0.69 per pound of lead, respectively (three and six months ended June 30, 2014 – $641 and $649 per ounce of gold, $9.85 and $10.18 per ounce of silver, $2.56 and $2.35 per pound of copper, $0.70 and $0.71 per pound of zinc, and $0.92 and $0.88 per pound of lead, respectively). Goldcorp's share of total co-product cash costs including discontinued operations for the three and six months ended June 30, 2015, would be $656 and $665 per ounce of gold, $8.24 and $8.96 per ounce of silver, $4.20 and $2.77 per pound of copper, $0.64 and $0.71 per pound of zinc, and $0.59 and $0.69 per pound of lead (three and six months ended June 30, 2014 – $643 and $659 per ounce of gold, $9.85 and $10.18 per ounce of silver, $2.56 and $2.35 per pound of copper, $0.70 and $0.71 per pound of zinc, and $0.92 and $0.88 per pound of lead, respectively).

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE
All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

GOLDCORP  |  39

(in United States dollars, tabular amounts in millions, except where noted)

The Company reports all-in sustaining costs on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Continuing operations
Total cash costs (by-product)	$494	$289	$963	$602
Corporate administration	53	59	108	125
Exploration and evaluation costs	14	6	28	17
Reclamation cost accretion and amortization	18	16	35	33
Sustaining capital expenditures	185	162	345	292
All-in sustaining costs	$764	$532	$1,479	$1,069
Divided by ounces of Goldcorp's share of gold sold	903,000	624,000	1,715,200	1,272,700
All-in sustaining costs per gold ounce	$846	$853	$862	$840
Including discontinued operations
All-in sustaining costs from continuing operations	$764	$532	$1,479	$1,069
All-in sustaining costs – Wharf	—	13	17	24
All-in sustaining costs – Marigold	—	—	—	26
All-in sustaining costs – including discontinued operations	$764	$545	$1,496	$1,119
Divided by ounces of Goldcorp's share of gold sold	903,000	639,500	1,730,500	1,323,500
All-in sustaining costs per gold ounce – including discontinued operations	$846	$852	$864	$846
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Expenditures on mining interests and deposits per unaudited condensed interim consolidated financial statements	$313	$523	$706	$1,016
Expenditures on mining interests by Alumbrera and Pueblo Viejo	17	26	32	47
Goldcorp’s share of expenditures on mining interests and deposits	$330	$549	$738	$1,063
Sustaining capital expenditures	185	162	345	292
Expansionary capital expenditures	145	387	393	771
	$330	$549	$738	$1,063
All-in costs per ounce, including discontinued operations, for the three and six months ended June 30, 2015 were $1,028 per ounce and $1,115 per ounce, respectively (three and six months ended June 30, 2014 - $1,486 and $1,443, respectively) and comprises those costs included in all-in sustaining costs per ounce, including discontinued operations, expansionary capital expenditures, and reclamation accretion and revisions to reclamation closure obligations at the Company's closed and inactive sites.

GOLDCORP  |  40

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS
Adjusted net earnings excludes mining interest acquisition costs, gains/losses on disposition of mining interests (net of transaction costs), gains/losses on dilution of ownership interests, impairment charges, revisions in estimates and liabilities incurred on reclamation and closure cost obligations, unrealized and non-cash realized gains/losses on derivatives and available-for-sale investments, gains/losses on foreign exchange impacts on deferred income tax assets and liabilities, and foreign exchange arising on working capital at certain of the Company's capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net earnings (losses) from the Company’s equity investments in Primero and Tahoe.
The Company adjusts for these items described in the above paragraph from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.
The following table provides a reconciliation of net earnings in the unaudited condensed interim consolidated financial statements to adjusted net earnings:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$398	$192	$259	$281
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	(1)	11	13	11
Share of net losses (earnings) of associates, net of tax	19	(15)	10	(17)
Losses (gains) on available-for-sale securities, net of tax	1	(4)	3	(3)
(Gains) losses on derivatives, net of tax	(16)	(10)	2	(7)
Gain on dilution of ownership interest in an associate, net of tax	(95)	—	(95)	—
Gain on disposition of mining interests, net of tax	(263)	—	(263)	(18)
Losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	22	(24)	144	82
Foreign exchange losses on capital projects	—	4	1	25
Total adjusted net earnings from continuing operations	$65	$154	$74	$354
Weighted average shares outstanding (000’s)	829,895	812,954	823,438	812,918
Adjusted net earnings from continuing operations per share	$0.08	$0.19	$0.09	$0.45

Total adjusted net earnings from continuing operations	$65	$154	$74	$354
Net (losses) earnings from discontinued operations attributable to shareholders of Goldcorp Inc.	(6)	(11)	46	(2)
Loss (gain) on disposition of discontinued operations, net of tax	6	$21	(43)	21
Total adjusted net earnings including discontinued operations	$65	$164	$77	$373
Weighted average shares outstanding (000’s)	829,895	812,954	823,438	812,918
Adjusted net earnings per share including discontinued operations	$0.08	$0.20	$0.09	$0.46

GOLDCORP  |  41

(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following table provides a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net cash provided by operating activities of continuing operations	$528	$266	$579	$529
Change in working capital	(202)	68	18	26
Dividends from Alumbrera and Pueblo Viejo	—	(33)	—	(67)
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	32	68	124	153
Goldcorp’s share of adjusted operating cash flows	$358	$369	$721	$641
Including discontinued operations
Adjusted operating cash flows – Wharf	—	8	3	14
Adjusted operating cash flows – Marigold	—	(1)	—	2
Goldcorp’s share of adjusted operating cash flows including discontinued operations	$358	$376	$724	$657
The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net cash provided by operating activities of continuing operations	$528	$266	$579	$529
Dividends from Alumbrera and Pueblo Viejo	—	(33)	—	(67)
Expenditures on mining interests	(313)	(496)	(693)	(961)
Deposits on mining interests expenditures	—	(27)	(13)	(55)
Interest paid	(19)	(2)	(49)	(28)
Consolidated free cash flows	196	(292)	(176)	(582)
Free cash flows provided by Alumbrera and Pueblo Viejo	(22)	44	23	162
Goldcorp’s share of free cash flows	$174	$(248)	$(153)	$(420)
Including discontinued operations
Free cash flows – Wharf	—	9	6	15
Free cash flows – Marigold	—	(1)	—	—
Goldcorp’s share of free cash flows including discontinued operations	$174	$(240)	$(147)	$(405)

GOLDCORP  |  42

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks are described in note 25(e) to the Company's consolidated financial statements for the year ended December 31, 2014. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2015, except as noted below:

(i)	Liquidity risk
During the three and six months ended June 30, 2015, the Company generated operating cash flows from continuing operations of $528 million and $579 million, respectively (three and six months ended June 30, 2014 – $266 million and $529 million, respectively). At June 30, 2015, Goldcorp held cash and cash equivalents and money market investments of $940 million and $54 million, respectively (December 31, 2014 – $482 million and $53 million, respectively) and had working capital of $1,322 million (December 31, 2014 – $691 million, $26 million of which represented the Company's net assets held for sale), which the Company defines as current assets less current liabilities.
On June 11, 2015, the Company increased its credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. At June 30, 2015, the undrawn balance of the credit facility was $2.2 billion (December 31, 2014 – $1.2 billion). In July 2015, the Company made net repayments of $535 million on the credit facility.
On June 11, 2015, the Company repaid the 220 million Argentine pesos ($24 million) drawn against the 1-year 469 million Argentine peso ($100 million) credit facility.
At June 30, 2015, the Company had letters of credit outstanding, surety bonds and secured deposits in the amount of $371 million (December 31, 2014 – $460 million). The Company's capital commitments for the next twelve months amounted to $125 million at June 30, 2015.

(ii)	Market risk
Currency risk
During the three and six months ended June 30, 2015, the Company recognized a net foreign exchange gain of $9 million and $24 million (three and six months ended June 30, 2014 – loss of $6 million and $25 million). Based on the Company’s net exposures (other than those relating to taxes) at June 30, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $33 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and six months ended June 30, 2015, the Company recognized a net foreign exchange loss of $25 million and $156 million in income tax expense on income taxes receivable/(payable) and deferred taxes, respectively (three and six months ended June 30, 2014 – gain of $22 million and loss of $83 million). Based on the Company’s net exposures relating to taxes at June 30, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $231 million decrease or increase in the Company’s after-tax net earnings, respectively.

OUTSTANDING SHARE DATA
As of July 29, 2015, there were 830 million common shares of the Company issued and outstanding and 15 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$7.71 per share to C$48.72 per share.

OTHER RISKS AND UNCERTAINTIES
The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. Detailed discussion of the Company’s risk management process can be found on pages 68 to 69 of our 2014 Annual Report.
Changes in mining or investment policies or shifts in political attitude in Canada, Mexico, Guatemala, Argentina, the Dominican Republic, Chile, and the United States continues to be a key business risk which may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety.

GOLDCORP  |  43

(in United States dollars, tabular amounts in millions, except where noted)

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests, fines and penalties. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability. In addition to internal controls, systems and processes, the Company mitigates these risks by building positive, sustainable relationships with local communities, vendors, and local, regional, and federal governments, maintaining ongoing and transparent communication with stakeholders, a commitment to sustainability, and best practices in corporate governance.

BASIS OF PREPARATION
The Company's unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. The Company's unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014.
The accounting policies applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 3 and 4 to the Company’s audited consolidated financial statements for the year ended December 31, 2014.

CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 are consistent with those applied and disclosed in notes 6 and 7 to the Company’s audited consolidated financial statements for the year ended December 31 2014 and the following critical judgment in applying accounting policies:
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combination. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Probe on March 13, 2015 did not meet the criteria of a business combination and has been accounted for as an acquisition of an asset.

OUTLOOK UPDATE
For 2015, the Company expects to be at the high end of 2015 production guidance of between 3.3 and 3.6 million ounces of gold. All-in sustaining costs are estimated to be between $850 and $900 per ounce. Gold production is expected to continue to increase over the course of 2015 as both Cerro Negro and Éléonore ramp up through the year.
Assumptions used to forecast total cash costs for 2015 include: $17.00 per ounce of silver; $2.75 per pound of copper; $1.00 per pound of zinc; $0.85 per pound of lead; and the Canadian dollar and Mexican peso at 1.20 and 14.40, respectively, to the US dollar.
Accrued capital expenditures for 2015 are forecasted to decrease approximately 40% from 2014, to between $1.2 and $1.4 billion. Exploration expenditures in 2015 are expected to amount to approximately $170 million, of which approximately one third is expected to be expensed with the focus remaining on the replacement of reserves mined during 2015 and on extending existing gold zones at each of its mines and projects. Corporate administration expense guidance, excluding share-based compensation, is now forecasted at $170 million for 2015. Depreciation, depletion, and amortization expense ("DDA") guidance is now expected to be approximately $425 per gold ounce sold for the year with DDA per ounce expected to be higher in the first half of 2015 at $435 per ounce but declining over the remainder of the year. DDA per gold ounce is expected to increase due primarily to the impact of the delay in obtaining the additional mining license at Marlin and further refinements to the DDA per gold ounce as Cerro Negro and Éléonore ramp up to sustained operating levels. Excluding the impacts of foreign exchange on deferred

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(in United States dollars, tabular amounts in millions, except where noted)

tax assets and liabilities, and excluding the dilution and disposition gain on the sale of Tahoe and the related taxes, the Company continues to expect an annual effective tax rate of 45%, with an expected 39% effective tax rate for each of the third and fourth quarters.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three and six months ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Corporation's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A were reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the AusIMM JORC equivalent. All Mineral Resources are reported exclusive of Mineral Reserves and Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2014 and the current technical report for those properties, all available at www.sedar.com.

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(in United States dollars, tabular amounts in millions, except where noted)

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: This document has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with the CIM -Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under United States securities laws. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this document containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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